     AS FILED WITH SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 21, 2007.
                                                            FILE NOS. 333-147007
                                                                       811-07727
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--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                    FORM N-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

        Pre-Effective Amendment No. 1                           [X]

        Post-Effective Amendment No.                            [ ]

                                     and/or

                             REGISTRATION STATEMENT
                                     UNDER
                       THE INVESTMENT COMPANY ACT OF 1940

             Amendment No. 1                                    [X]

                        (Check Appropriate Box or Boxes)
                             ---------------------

                         VARIABLE ANNUITY ACCOUNT FIVE
                           (Exact Name of Registrant)

                     AIG SUNAMERICA LIFE ASSURANCE COMPANY
                            ("AIG SUNAMERICA LIFE")
                              (Name of Depositor)

                              1 SUNAMERICA CENTER
                       LOS ANGELES, CALIFORNIA 90067-6022
             (Address of Depositor's Principal Offices) (Zip Code)

       Depositor's Telephone Number, including Area Code: (800) 871-2000

                            MALLARY L. REZNIK, ESQ.
                     AIG SUNAMERICA LIFE ASSURANCE COMPANY
                              1 SUNAMERICA CENTER
                       LOS ANGELES, CALIFORNIA 90067-6022
      (Name and Address of Agent for Service for Depositor and Registrant)

Approximate Date of Proposed Public Offering: As soon after the effective date of this registration statement as is practicable.

Title of Securities Being Registered: Units of interest in Variable Annuity Account Five of AIG SunAmerica Life Assurance Company under variable annuity contracts.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), shall determine.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                         VARIABLE ANNUITY ACCOUNT FIVE

                             CROSS REFERENCE SHEET

                              PART A -- PROSPECTUS

ITEM NUMBER
IN FORM N-4                                                                              CAPTION
-----------                                                                              -------
1.           Cover Page..................................................  Cover Page
2.           Definitions.................................................  Glossary
3.           Synopsis....................................................  Highlights; Fee Tables; Portfolio
                                                                           Expenses; Examples
4.           Condensed Financial Information.............................  Appendix - Condensed Financial
                                                                           Information
5.           General Description of Registrant, Depositor and Portfolio
             Companies...................................................  The Seasons Advisor III Variable
                                                                           Annuity; Other Information
6.           Deductions..................................................  Expenses
7.           General Description of Variable Annuity Contracts...........  The Seasons Advisor III Variable
                                                                           Annuity; Purchasing a Seasons
                                                                           Advisor III Variable Annuity;
                                                                           Investment Options
8.           Annuity Period..............................................  Income Options
9.           Death Benefit...............................................  Death Benefits
10.          Purchases and Contract Value................................  Purchasing a Variable Annuity
                                                                           Contract
11.          Redemptions.................................................  Access To Your Money
12.          Taxes.......................................................  Taxes
13.          Legal Proceedings...........................................  Legal Proceedings
14.          Table of Contents of Statement of Additional Information....  Table of Contents of Statement of
                                                                           Additional Information

                 PART B -- STATEMENT OF ADDITIONAL INFORMATION



Incorporated by reference to the Statement of Additional Information as filed in the Initial Registration Statement under Form N-4, File Nos. 333-147007 and 811-07727, filed on October 30, 2007, Accession No. 0000950148-07-000267.


                                     PART C


Information required to be included in Part C is set forth under the appropriate item, so numbered, in Part C of this Registration Statement.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                           [SEASONS ADVISOR III LOGO]
                                   PROSPECTUS
                                February 4, 2008

                   ALLOCATED FIXED AND VARIABLE GROUP ANNUITY
                              issued by Depositor,
                     AIG SUNAMERICA LIFE ASSURANCE COMPANY
                               in connection with
                         VARIABLE ANNUITY ACCOUNT FIVE


THIS VARIABLE ANNUITY HAS SEVERAL INVESTMENT CHOICES -- VARIABLE PORTFOLIOS (WHICH ARE SUBACCOUNTS OF THE SEPARATE ACCOUNT) AND FIXED ACCOUNTS. EACH VARIABLE PORTFOLIO INVESTS EXCLUSIVELY IN SHARES OF THE UNDERLYING FUNDS LISTED BELOW. THE UNDERLYING FUNDS ARE PART OF THE SEASONS SERIES TRUST. YOU CAN INVEST YOUR MONEY INTO ANY ONE OR ALL OF THE VARIABLE PORTFOLIOS AND/OR AVAILABLE FIXED ACCOUNTS.


                                                         SELECT PORTFOLIOS
                               Managed by:
LARGE CAP GROWTH               AIG Global Investment Corp., Goldman Sachs Asset Management, L.P., Janus Capital Management LLC
LARGE CAP COMPOSITE            AIG Global Investment Corp., AIG SunAmerica Asset Management Corp., T. Rowe Price Associates, Inc.
LARGE CAP VALUE                AIG Global Investment Corp., T. Rowe Price Associates, Inc., Wellington Management Company, LLP
MID CAP GROWTH                 AIG Global Investment Corp., T. Rowe Price Associates, Inc., Wellington Management Company, LLP
MID CAP VALUE                  AIG Global Investment Corp., Goldman Sachs Asset Management, L.P., Lord, Abbett & Co., LLC
SMALL CAP                      AIG Global Investment Corp., AIG SunAmerica Asset Management Corp., ClearBridge Advisors, LLC
INTERNATIONAL EQUITY           AIG Global Investment Corp., Goldman Sachs Asset Management Int'l., Lord, Abbett & Co., LLC
DIVERSIFIED FIXED INCOME       AIG Global Investment Corp., AIG SunAmerica Asset Management Corp.,
                               Wellington Management Company, LLP
STRATEGIC FIXED INCOME         AIG Global Investment Corp., Franklin Advisers, Inc., Western Asset Management Company.
CASH MANAGEMENT                Columbia Management Advisors, LLC

                                                        FOCUSED PORTFOLIOS
                               Managed by:
FOCUS GROWTH                   AIG SunAmerica Asset Management Corp., Janus Capital Management LLC., Marsico Capital Management,
                               LLC
FOCUS GROWTH AND INCOME        AIG SunAmerica Asset Management Corp., Marsico Capital Management, LLC., Thornburg Investment
                               Management, Inc.
FOCUS VALUE                    J.P. Morgan Investment Management, Inc., Northern Trust Investments, N.A., Third Avenue Management,
                               LLC
FOCUS TECHNET                  AIG SunAmerica Asset Management Corp., BAMCO, RCM Capital Management, LLC

                                               SEASONS MANAGED ALLOCATION PORTFOLIOS
                               Managed by:
ALLOCATION GROWTH              Ibbotson Associates Advisors, LLC
ALLOCATION MODERATE GROWTH
ALLOCATION MODERATE
ALLOCATION BALANCED

                                                        SEASONS STRATEGIES
                               Managed by:
                               AIG SunAmerica Asset Management Corp., Janus Capital Management LLC, Lord, Abbett & Co., LLC, Putnam
                               Investment Management, Inc., T. Rowe Price Associates, Inc., and Wellington Management Company, LLP
GROWTH STRATEGY                (which invests in Stock Portfolio, Asset Allocation: Diversified Growth Portfolio and Multi-Managed
                               Growth Portfolio)
MODERATE GROWTH STRATEGY       (which invests in Stock Portfolio, Asset Allocation: Diversified Growth Portfolio and Multi-Managed
                               Moderate Growth Portfolio)
BALANCED GROWTH STRATEGY       (which invests in Stock Portfolio, Asset Allocation: Diversified Growth Portfolio and Multi-Managed
                               Income/Equity Portfolio)
CONSERVATIVE GROWTH STRATEGY   (which invests in Stock Portfolio, Asset Allocation: Diversified Growth Portfolio and Multi-Managed
                               Income Portfolio)

Please read this prospectus carefully before investing and keep it for future reference. It contains important information about the variable annuity.

To learn more about the annuity offered in this prospectus, you can obtain a copy of the Statement of Additional Information ("SAI") dated February 4, 2008. The SAI has been filed with the United States Securities and Exchange Commission ("SEC") and is incorporated by reference into this prospectus. The Table of Contents of the SAI appears at the end of this prospectus. For a free copy of the SAI, call us at (800) 445-SUN2 or write to us at our Annuity Service Center, P.O. Box 54299, Los Angeles, California 90054-0299.

In addition, the SEC maintains a website (http://www.sec.gov) that contains the SAI, materials incorporated by reference and other information filed electronically with the SEC by the Company.

ANNUITIES INVOLVE RISKS, INCLUDING POSSIBLE LOSS OF PRINCIPAL, AND ARE NOT A DEPOSIT OR OBLIGATION OF, OR GUARANTEED OR ENDORSED BY, ANY BANK. THEY ARE NOT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD OR ANY OTHER AGENCY.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

TABLE OF CONTENTS
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GLOSSARY....................................................    3
HIGHLIGHTS..................................................    4
FEE TABLE...................................................    5
    Maximum Owner Transaction Expenses......................    5
    Separate Account Annual Expenses........................    5
    Additional Optional Feature Fee.........................    5
    Underlying Fund Expenses................................    5
MAXIMUM AND MINIMUM EXPENSE EXAMPLES........................    6
THE SEASONS ADVISOR(III) VARIABLE ANNUITY...................    7
PURCHASING A SEASONS ADVISOR(III) VARIABLE ANNUITY..........    8
    Maximum Issue Age.......................................    8
    Joint Ownership and Assignment of the Contract..........    8
    Allocation of Purchase Payments.........................    8
    Accumulation Units......................................    9
    Free Look...............................................   10
    Exchange Offers.........................................   10
INVESTMENT OPTIONS..........................................   10
    Variable Portfolios.....................................   11
    Select Portfolios.......................................   12
    Focused Portfolios......................................   12
    Seasons Managed Allocation Portfolios...................   12
    Seasons Strategies......................................   13
    Seasons Strategy Rebalancing............................   13
    Substitution, Addition or Deletion of Variable
     Portfolios.............................................   15
    Fixed Accounts..........................................   15
    Dollar Cost Averaging Fixed Accounts....................   15
    Dollar Cost Averaging Program...........................   16
    Transfers During the Accumulation Phase.................   16
    Automatic Asset Rebalancing Program.....................   19
    Voting Rights...........................................   19
ACCESS TO YOUR MONEY........................................   20
    Systematic Withdrawal Program...........................   20
    Minimum Contract Value..................................   20
    Qualified Contract Owners...............................   20
OPTIONAL LIVING BENEFITS....................................   21
    MarketLock For Life Plus................................   21
DEATH BENEFITS..............................................   30
    Death Benefit Options...................................   32
    Standard Death Benefit..................................   32
    Optional Enhanced Death Benefit.........................   32
    Spousal Continuation....................................   33
EXPENSES....................................................   33
    Separate Account Expenses...............................   33
    Underlying Fund Expenses................................   34
    Contract Maintenance Fee................................   34
    Transfer Fee............................................   34
    Optional MarketLock For Life Plus Fee...................   34
    Optional Enhanced Death Benefit Fee.....................   35
    Premium Tax.............................................   35
    Income Taxes............................................   35
    Reduction or Elimination of Fees, Expenses and
     Additional Amounts Credited............................   35
INCOME OPTIONS..............................................   35
    Annuity Date............................................   35
    Annuity Income Options..................................   36
    Fixed or Variable Annuity Income Payments...............   36
    Annuity Income Payments.................................   37
    Transfers During the Income Phase.......................   37
    Deferment of Payments...................................   37
TAXES.......................................................   37
    Annuity Contracts in General............................   37
    Aggregation of Contracts................................   38
    Tax Treatment of Distributions--Non-Qualified
     Contracts..............................................   38
    Tax Treatment of Distributions--Qualified Contracts.....   38
    Minimum Distributions...................................   40
    Tax Treatment of Death Benefits.........................   40
    Tax Treatment of Optional Living Benefits...............   40
    Contracts Owned by a Trust or Corporation...............   41
    Gifts, Pledges and/or Assignments of a Contract.........   41
    Diversification and Investor Control....................   41
OTHER INFORMATION...........................................   41
    AIG SunAmerica Life.....................................   41
    The Distributor.........................................   42
    The Separate Account....................................   42
    The General Account.....................................   42
    Payments in Connection with Distribution of the
     Contract...............................................   42
    Administration..........................................   43
    Legal Proceedings.......................................   44
    Financial Statements....................................   44
    Registration Statements.................................   45
TABLE OF CONTENTS OF STATEMENT OF ADDITIONAL INFORMATION....   46
APPENDIX A - DEATH BENEFITS FOLLOWING SPOUSAL
  CONTINUATION..............................................  A-1
APPENDIX B - MARKETLOCK EXAMPLES............................  B-1
APPENDIX C - STATE CONTRACT AVAILABILITY AND/OR VARIATIONS
  OF CERTAIN FEATURES AND BENEFITS..........................  C-1

GLOSSARY
--------------------------------------------------------------------------------

We have capitalized some of the technical terms used in this prospectus. To help you understand these terms, we have defined them in this glossary.

ACCUMULATION PHASE - The period during which you invest money in your contract.

ACCUMULATION UNITS - A measurement we use to calculate the value of the variable portion of your contract during the Accumulation Phase.

ANNUITANT - The person on whose life we base annuity income payments after you begin the Income Phase.


ANNUITY DATE - The date you select on which annuity income payments begin.


ANNUITY UNITS - A measurement we use to calculate the amount of annuity income payments you receive from the variable portion of your contract during the Income Phase.


BENEFICIARY - The person you designate to receive any benefits under the contract if you or the Annuitant dies.


COMPANY - Refers to AIG SunAmerica Life Assurance Company, the insurer that issues this contract. The term "we," "us," "our," and "AIG SunAmerica Life" are also used to identify the Company.

CONTINUING SPOUSE - Spouse of original contract owner at the time of death who elects to continue the contract after the death of the original contract owner.

FIXED ACCOUNT - An account, if available, that we may offer in which you may invest money and earn a fixed rate of return.


GOOD ORDER - Fully and accurately completed forms applicable to any given transaction or request received by us.



INCOME PHASE - The period beginning on the Annuity Date during which we make annuity income payments to you.


LATEST ANNUITY DATE - Your 95th birthday or tenth contract anniversary, whichever is later.

MARKET CLOSE - The close of the New York Stock Exchange, usually at 1:00 p.m. Pacific Time.

NON-QUALIFIED (CONTRACT) - A contract purchased with after-tax dollars. In general, these contracts are not under any pension plan, specially sponsored program or individual retirement account ("IRA").

NYSE - New York Stock Exchange

OWNER - The person or entity (if a non-natural owner) with an interest or title to this contract. The term "you" or "your" are also used to identify the Owner.

PURCHASE PAYMENTS - The money you give us to buy and invest in the contract.

QUALIFIED (CONTRACT) - A contract purchased with pretax dollars. These contracts are generally purchased under a pension plan, specially sponsored program or IRA.


SEPARATE ACCOUNT - A segregated asset account maintained by the Company separately from the Company's general account. The Separate Account is divided into Variable Portfolios.


TRUST - Refers to the Seasons Series Trust.

UNDERLYING FUNDS - The underlying investment portfolios of the Trust in which the Variable Portfolios invest.

VARIABLE PORTFOLIO(S) - Refers to the Select Portfolios, Focused Portfolios, Managed Allocation Portfolios and/or Seasons Strategies. The Variable Portfolios invest in the Underlying Funds of the Seasons Series Trust.

HIGHLIGHTS
--------------------------------------------------------------------------------

The Seasons Advisor(III) Variable Annuity is a contract between you and AIG SunAmerica Life. It is designed to help you invest on a tax-deferred basis and meet long-term financial goals. There are minimum Purchase Payment amounts required to purchase a contract. Purchase Payments may be invested in a variety of Variable Portfolios and Fixed Accounts. Like all deferred annuities, the contract has an Accumulation Phase and an Income Phase. During the Accumulation Phase, you invest money in your contract. The Income Phase begins when you start receiving annuity income payments from your annuity to provide for your retirement.

FREE LOOK: You may cancel your contract within 10 days after receiving it (or whatever period is required in your state). You will receive your contract value on the day that we receive your request. The amount may be more or less than your original Purchase Payment. If your contract was issued in a state requiring return of your original Purchase Payment or as an IRA, we return the greater of Purchase Payments or contract value. Please see PURCHASING A SEASONS ADVISOR III and FREE LOOK in the prospectus.

EXPENSES: There are fees and charges associated with the contract. We deduct separate account charges which equal 1.65% annually of the average daily value of your contract allocated to the Variable Portfolios. If you elect optional features available under the contract, we may charge additional fees for those features. There are investment charges on amounts invested in the Variable Portfolios, including 12b-1 fees of 0.25%. Please see FEE TABLE, PURCHASING A SEASONS ADVISOR III VARIABLE ANNUITY and EXPENSES in the prospectus.

ACCESS TO YOUR MONEY: You may withdraw money from your contract during the Accumulation Phase. There are no withdrawal charges associated with this contract. If you make a withdrawal, earnings are deemed to be withdrawn first. You will pay income taxes on earnings and untaxed contributions when you withdraw them. Payments received during the Income Phase are considered partly a return of your original investment. A federal tax penalty may apply if you make withdrawals before age 59 1/2. Please see ACCESS TO YOUR MONEY and TAXES in the prospectus.

OPTIONAL LIVING BENEFIT: You may elect the optional living benefit available under your contract for an additional fee. This living benefit is designed to protect a portion of your investment in the event your contract value declines due to unfavorable investment performance during the Accumulation Phase and before a death benefit is payable. In addition, this feature can provide a guaranteed income stream that may last as long as you live. See OPTIONAL LIVING BENEFITS in the prospectus.

DEATH BENEFIT: A death benefit is available under the contract to protect your Beneficiaries in the event of your death during the Accumulation Phase. An optional enhanced death benefit is also available for an additional fee. Please see DEATH BENEFITS in the prospectus.

ANNUITY INCOME OPTIONS: When you are ready to begin taking annuity income payments, you can choose to receive annuity income payments on a variable basis, fixed basis or a combination of both. You may also choose from five different annuity income options, including an option for annuity income that you cannot outlive. Please see ANNUITY INCOME OPTIONS in the prospectus.


INQUIRIES: If you have questions about your contract, call your financial representative or contact us at AIG SunAmerica Life Assurance Company, Annuity Service Center P.O. Box 54299 Los Angeles, California 90054-0299. Telephone
Number: (800) 445-SUN2. Please see ALLOCATION OF PURCHASE PAYMENTS in the prospectus for the address to which you must send Purchase Payments.



See APPENDIX C for information regarding state contract availability and state specific variations of certain features and benefits.


THE COMPANY OFFERS SEVERAL DIFFERENT VARIABLE ANNUITY CONTRACTS TO MEET THE DIVERSE NEEDS OF OUR INVESTORS. OUR CONTRACTS MAY PROVIDE DIFFERENT FEATURES, BENEFITS, PROGRAMS AND INVESTMENT OPTIONS OFFERED AT DIFFERENT FEES AND EXPENSES. WHEN WORKING WITH YOUR FINANCIAL REPRESENTATIVE TO DETERMINE THE BEST PRODUCT TO MEET YOUR NEEDS, YOU SHOULD CONSIDER AMONG OTHER THINGS, WHETHER THE FEATURES OF THIS CONTRACT AND THE RELATED FEES PROVIDE THE MOST APPROPRIATE PACKAGE TO HELP YOU MEET YOUR RETIREMENT SAVINGS GOALS.

IF YOU WOULD LIKE MORE INFORMATION REGARDING HOW MONEY IS SHARED AMONGST OUR BUSINESS PARTNERS, INCLUDING BROKER-DEALERS THROUGH WHICH YOU MAY PURCHASE A VARIABLE ANNUITY AND FROM CERTAIN INVESTMENT ADVISERS OF THE UNDERLYING FUNDS, SEE THE PAYMENTS IN CONNECTION WITH DISTRIBUTION OF THE CONTRACT SECTION UNDER OTHER INFORMATION.

  PLEASE READ THE PROSPECTUS CAREFULLY FOR MORE DETAILED INFORMATION REGARDING THESE AND OTHER FEATURES AND BENEFITS OF THE CONTRACT, AS WELL AS THE RISKS OF
                                   INVESTING.

FEE TABLE
--------------------------------------------------------------------------------


THE FOLLOWING DESCRIBES THE FEES AND EXPENSES THAT YOU WILL PAY AT THE TIME THAT YOU BUY THE CONTRACT, TRANSFER CASH VALUE BETWEEN INVESTMENT OPTIONS OR SURRENDER THE CONTRACT. IF APPLICABLE, YOU MAY ALSO BE SUBJECT TO STATE PREMIUM TAXES.(1)


MAXIMUM OWNER TRANSACTION EXPENSES


Maximum Withdrawal Charges.....................  none



TRANSFER FEE

$25 per transfer after the first 15 transfers in any contract year.

THE FOLLOWING DESCRIBES THE FEES AND EXPENSES THAT YOU MAY PAY PERIODICALLY DURING THE TIME THAT YOU OWN THE CONTRACT, NOT INCLUDING UNDERLYING FUND EXPENSES WHICH ARE OUTLINED IN THE NEXT SECTION.

CONTRACT MAINTENANCE FEE(2)..................    $35

SEPARATE ACCOUNT ANNUAL EXPENSES

(deducted from the average daily ending net asset value allocated to the Variable Portfolio)



Separate Account Charge(3)...................  1.65%
Optional Enhanced Death Benefit Fee..........  0.20%
                                               -----
Maximum Separate Account Annual Expenses.....  1.85%


ADDITIONAL OPTIONAL FEATURE FEES
You may elect the MarketLock For Life Plus optional living benefit described below.

OPTIONAL MARKETLOCK FOR LIFE PLUS FEE
(calculated as a percentage of the Benefit Base)(4)

ALL YEARS IN WHICH THE FEATURE IS IN EFFECT   ANNUALIZED FEE
-------------------------------------------   --------------
For One Covered Person......................      0.70%
For Two Covered Persons.....................      0.95%

UNDERLYING FUND EXPENSES
(AS OF MARCH 31, 2007)

THE FOLLOWING SHOWS THE MINIMUM AND MAXIMUM TOTAL OPERATING EXPENSES CHARGED BY THE UNDERLYING FUNDS OF THE TRUST, BEFORE ANY WAIVERS OR REIMBURSEMENTS THAT YOU MAY PAY PERIODICALLY DURING THE TIME THAT YOU OWN THE CONTRACT. MORE DETAIL CONCERNING THE UNDERLYING FUNDS' EXPENSES IS CONTAINED IN THE PROSPECTUS FOR THE TRUST. PLEASE READ IT CAREFULLY BEFORE INVESTING.

                                                                                                 MINIMUM   MAXIMUM
                                                                                                 -------   -------
TOTAL ANNUAL UNDERLYING FUND EXPENSES..........................................................   0.81%     1.75%
(expenses that are deducted from Underlying Funds of the Trusts, including management fees, other expenses and 12b-1 fees, if applicable.)

FOOTNOTES TO THE FEE TABLE


(1) State premium taxes of up to 3.5% of your Purchase Payments may be deducted when you make a Purchase Payment or when you fully surrender your contract or begin the Income Phase. See PREMIUM TAX and STATE APPENDIX below.


(2) The contract maintenance fee may be waived if contract value is $50,000 or more.

(3) If you do not elect an optional enhanced death benefit, your total separate account annual expenses would be 1.65%.


(4) MarketLock For Life Plus is an optional guaranteed minimum withdrawal benefit. The Benefit Base is initially equal to Purchase Payments made in the first contract year plus Purchase Payments made in contract years 2-5 capped each year at 100% of the Purchase Payments made in the first year, adjusted for excess withdrawals during the applicable period. Thereafter, on each contract anniversary during the first 10 contract years, the Benefit Base is increased to the greater of (a) or (b) where (a) is the highest contract anniversary value (less Purchase Payments in excess of the annual cap in contract years 2-5 and all Purchase Payments made after the first five years) and (b) is the current Benefit Base plus a bonus, if eligible; and adjusted for excess withdrawals during the applicable period. The annualized fee is deducted from your contract value at the end of the first quarter following election and quarterly thereafter. The fee is deducted proportionately from your contract value by redeeming the number of Accumulation Units invested in Variable Portfolios and the dollar amount invested in available Fixed Accounts which in total equal the amount of the fee. Excess withdrawals refer to amounts exceeding the maximum annual amount available at the time of withdrawal under this feature.

MAXIMUM AND MINIMUM EXPENSE EXAMPLES
--------------------------------------------------------------------------------

These examples are intended to help you compare the cost of investing in the contract with the cost of investing in other variable annuity contracts. These costs include owner transaction expenses, the contract maintenance fee if any, separate account annual expenses, available optional feature fees and Underlying Fund expenses.

The examples assume that you invest $10,000 in the contract for the time periods indicated; that your investment has a 5% return each year; and you incur the maximum and minimum fees and expenses of the Underlying Fund. Although your actual costs may be higher or lower, based on these assumptions, your costs at the end of the stated period would be:

MAXIMUM EXPENSE EXAMPLES
(assuming maximum separate account annual expenses of 1.85%, including an optional enhanced death benefit, the optional MarketLock For Life Plus feature (0.95%) and investment in an Underlying Fund with total expenses of 1.75%)

(1) If you surrender your contract at the end of the applicable time period:

1 YEAR   3 YEARS   5 YEARS   10 YEARS
------   -------   -------   --------
 $461    $1,388    $2,323     $4,693

(2) If you annuitize your contract at the end of the applicable time period(4):

1 YEAR   3 YEARS   5 YEARS   10 YEARS
------   -------   -------   --------
 $461    $1,388    $2,323     $4,693

(3) If you do not surrender your contract:

1 YEAR   3 YEARS   5 YEARS   10 YEARS
------   -------   -------   --------
 $461    $1,388    $2,323     $4,693

MINIMUM EXPENSE EXAMPLES
(assuming minimum separate account annual expenses of 1.65% and investment in an Underlying Fund with total expenses of 0.81%)

(1) If you surrender your contract at the end of the applicable time period:

1 YEAR   3 YEARS   5 YEARS   10 YEARS
------   -------   -------   --------
 $254     $782     $1,335     $2,846

(2) If you annuitize your contract at the end of the applicable time period:

1 YEAR   3 YEARS   5 YEARS   10 YEARS
------   -------   -------   --------
 $254     $782     $1,335     $2,846

(3) If you do not surrender your contract:

1 YEAR   3 YEARS   5 YEARS   10 YEARS
------   -------   -------   --------
 $254     $782     $1,335     $2,846

                     EXPLANATION OF FEE TABLE AND EXAMPLES

1. The purpose of the Fee Table and Expense Examples is to show you the various fees and expenses you would incur directly and indirectly by investing in this variable annuity contract. The Fee Table and Expense Examples represent both fees of the separate account as well as the maximum and minimum total annual Underlying Fund operating expenses. We converted the contract maintenance fee to a percentage (0.05%). The actual impact of the contract maintenance fee may differ from this percentage and may be waived for contract values over $50,000. Additional information on the Underlying Fund fees can be found in the Trust prospectuses.

2. In addition to the stated assumptions, the Expense Examples also assume that no transfer fees were imposed. Although premium taxes may apply in certain states, they are not reflected in the Expense Examples.

3. If you elected other optional features, your expenses would be lower than those shown in these Maximum Expense Examples. The Maximum Expense Examples assume that the Benefit Base, which is used to calculate the fee, equals contract value and that no withdrawals are taken during the stated period.

4. You do not pay fees for optional features once you begin the Income Phase (annuitize your contract); therefore, your expenses will be lower than those shown here. Please SEE INCOME OPTIONS BELOW.

THESE EXAMPLES SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES. ACTUAL EXPENSES MAY BE GREATER OR LESSER THAN THOSE SHOWN.


AS OF THE DATE OF THIS PROSPECTUS, SALES IN THIS CONTRACT HAVE NOT YET BEGUN. THEREFORE, CONDENSED FINANCIAL INFORMATION IS NOT YET AVAILABLE.

THE SEASONS ADVISOR(III) VARIABLE ANNUITY
--------------------------------------------------------------------------------

When you purchase a variable annuity, a contract exists between you and an insurance company. You are the owner of the contract. The contract provides several benefits:


     - OPTIONAL LIVING BENEFIT: If you elect an optional living benefit, the insurance company guarantees to protect a portion of your investment in the event your contract value declines due to unfavorable investment performance and may provide a guaranteed income stream or other benefits.


     - DEATH BENEFIT: If you die during the Accumulation Phase, the insurance company pays a death benefit to your Beneficiary.

     - GUARANTEED INCOME: Once you begin the Income Phase, you receive a stream of annuity income payments for your lifetime, or another available period you select.

     - TAX DEFERRAL: This means that you do not pay taxes on your earnings from the contract until you withdraw them.

Tax-qualified retirement plans (e.g., IRAs, 401(k) or 403(b) plans) defer payment of taxes on earnings until withdrawal. If you are considering funding a tax-qualified retirement plan with an annuity, you should know that an annuity does not provide any additional tax deferral treatment of earnings beyond the treatment provided by the tax-qualified retirement plan itself. However, annuities do provide other features and benefits, which may be valuable to you. You should fully discuss this decision with your financial representative.

This variable annuity was developed to help you contribute to your retirement savings. This variable annuity works in two stages: the Accumulation Phase and the Income Phase. Your contract is in the Accumulation Phase during the period when you make Purchase Payments into the contract. The Income Phase begins after the specified waiting period when you start taking annuity income payments.

The contract is called a "variable" annuity because it allows you to invest in Variable Portfolios which, like mutual funds, have different investment objectives and performance. You can gain or lose money if you invest in these Variable Portfolios. The amount of money you accumulate in your contract depends on the performance of the Variable Portfolios in which you invest.

Fixed Accounts, if available, earn interest at a rate set and guaranteed by the Company. If you allocate money to a Fixed Account, the amount of money that accumulates in the contract depends on the total interest credited to the particular Fixed Account in which you invest.

For more information on investment options available under this contract, SEE INVESTMENT OPTIONS BELOW.

This annuity is designed to assist in contributing to retirement savings of investors whose personal circumstances allow for a long-term investment horizon. As a function of the Internal Revenue Code ("IRC"), you may be assessed a 10% federal tax penalty on any withdrawal made prior to your reaching age 59 1/2. SEE TAXES BELOW.

PURCHASING A SEASONS ADVISOR(III) VARIABLE ANNUITY
--------------------------------------------------------------------------------

An initial Purchase Payment is the money you give us to purchase a contract. Any additional money you give us to invest in the contract after purchase is a subsequent Purchase Payment.


The minimum initial Purchase Payment is $25,000 and subsequent amounts of $2,500 or more may be added to your contract.


Once you have contributed at least the minimum initial Purchase Payment, you can establish an automatic payment plan that allows you to make subsequent Purchase Payments of as little as $100.


We reserve the right to refuse any Purchase Payment. Furthermore, we reserve the right to require Company approval prior to accepting Purchase Payments greater than $1,000,000. For contracts owned by a non-natural owner, we reserve the right to require prior Company approval to accept Purchase Payments greater than $250,000. Purchase Payments that would cause total Purchase Payments in all contracts issued by the Company or its affiliate, First SunAmerica Life Insurance Company, to the same owner and/or Annuitant to exceed these limits may also be subject to Company pre-approval. For any contracts that meet or exceed these dollar amount limitations, we further reserve the right to limit the death benefit amount payable in excess of contract value at the time we receive all required paperwork and satisfactory proof of death. In addition, for any contracts that meet or exceed these dollar amount limitations, we further reserve the right to impose certain limitations on available living benefits under the contract. The terms creating any limit on the maximum death or living benefit payable would be mutually agreed upon in writing by you and the Company prior to purchasing the contract.


MAXIMUM ISSUE AGE

We may not issue a contract to anyone age 86 or older on the contract issue date. We may not accept subsequent Purchase Payments from contract owners age 86 or older. In general, we will not issue a Qualified contract to anyone who is age 70 1/2 or older, unless it is shown that the minimum distribution required by the IRS is being made. If we learn of a misstatement of age, we reserve the right to fully pursue our remedies including termination of the contract and/or revocation of any age-driven benefits.


JOINT OWNERSHIP AND ASSIGNMENT OF THE CONTRACT



We allow this contract to be jointly owned. We require that the joint owners be spouses except in states that allow non-spouses to be joint owners. The age of the older owner is used to determine the availability of most age driven benefits. The addition of a joint owner after the contract has been issued is contingent upon prior review and approval by the Company.



You may assign this contract before beginning the Income Phase by sending a written request to us at the Annuity Service Center for an assignment. Your rights and those of any other person with rights under this contract will be subject to the assignment. We reserve the right not to recognize assignments if it changes the risk profile of the owner of the contract, as determined in our sole discretion. Please see the Statement of Additional Information for details on the tax consequences of an assignment. You should consult a qualified tax advisor before assigning the contract.


ALLOCATION OF PURCHASE PAYMENTS


In order to issue your contract, we must receive your initial Purchase Payment and all required paperwork in Good Order, including Purchase Payment allocation instructions at our Annuity Service Center. We will accept initial and subsequent Purchase Payments by electronic transmission from certain broker-dealer firms. In connection with arrangements we have to transact business electronically, we may have agreements in place whereby your broker-dealer may be deemed our agent for receipt of your Purchase Payments. Thus, if we have an agreement with a broker-dealer deeming them our agent, Purchase Payments received by the broker-dealer will be priced as of the time they are received by the broker-dealer. However, if we do not have an agreement with a broker-dealer deeming them our agent, Purchase Payments received by the broker-dealer will not be priced until they are received by us.



An initial Purchase Payment will be priced within two business days after it is received by us in Good Order if the Purchase Payment is received before Market Close. If the initial Purchase Payment is received in Good Order after Market Close, the initial Purchase Payment will be priced within two business days after the next business day. We allocate your initial Purchase Payments as of the date such Purchase Payments are priced. If we do not have complete information necessary to issue your contract, we will contact you. If we do not have the information necessary to issue your contract within 5 business days, we will send your money back to you, or ask your permission to keep your money until we get the information necessary to issue the contract.


Any subsequent Purchase Payment will be priced as of the day it is received by us in Good Order if the request is received before Market Close. If the subsequent Purchase Payment is received in Good Order after Market Close, it will be priced as of the next business day. We invest your subsequent Purchase Payments in the Variable Portfolios and Fixed Accounts according to any allocation instructions that accompany the subsequent Purchase Payment. If we receive a Purchase Payment without allocation instructions, we will invest the money according to your allocation instructions on file.



Purchase Payments submitted by check can only be accepted by the Company at the following Payment Centers with the following address:


AIG SunAmerica Life Assurance Company
P.O. Box 100330
Pasadena, CA 91189-0330


Purchase payments sent to the Annuity Service Center will be forwarded and priced when received at the Payment Center.


Overnight deliveries of Purchase Payments can only be accepted at the following address:

JP Morgan Chase National Processing Center
Lock Box 100330
Building #6, Suite 120
2710 Media Center Drive
Los Angeles, CA 90065


Delivery of Purchase Payments to any other address will result in a delay in crediting your contract until the Purchase Payment is received at the Payment Center.


ACCUMULATION UNITS

When you allocate a Purchase Payment to the Variable Portfolios, we credit your contract with Accumulation Units of the Separate Account. We base the number of Accumulation Units you receive on the unit value of the Variable Portfolio as of the day we receive your money if we receive it before that day's Market Close, or on the next business day's unit value if we receive your money after that day's Market Close. The value of an Accumulation Unit goes up and down based on the performance of the Variable Portfolios.

We calculate the value of an Accumulation Unit each day that the NYSE is open as follows:

     1. We determine the total value of money invested in a particular Variable Portfolio;

     2. We subtract from that amount all applicable daily asset based charges;
        and

     3. We divide this amount by the number of outstanding Accumulation Units.

We determine the number of Accumulation Units credited to your contract by dividing the Purchase Payment by the Accumulation Unit value for the specific Variable Portfolio.

     EXAMPLE:

     We receive a $25,000 Purchase Payment from you on Wednesday. You allocate the money to Variable Portfolio A. We determine that the value of an Accumulation Unit for Variable Portfolio A is $11.10 at Market Close on Wednesday. We then divide $25,000 by $11.10 and credit your contract on Wednesday night with 2,252.2523 Accumulation Units for Variable Portfolio A.

FREE LOOK

You may cancel your contract within ten days after receiving it. We call this a "free look." Your state may require a longer free look period. Please check with your financial representative. To cancel, you must mail the contract along with your free look request to our Annuity Service Center at P.O. Box 54299, Los Angeles, California 90054-0299.


If you decide to cancel your contract during the free look period, generally we will refund to you the value of your contract on the day we receive your request at the Annuity Service Center.


Certain states require us to return your Purchase Payments upon a free look request. Additionally, all contracts issued as an IRA require the full return of Purchase Payments upon a free look. If your contract was issued in a state requiring return of Purchase Payments or as an IRA, and you cancel your contract during the free look period, we return the greater of (1) your Purchase Payments; or (2) the value of your contract.

With respect to those contracts, we reserve the right to invest your money in the Cash Management Variable Portfolio during the free look period. If we place your money in the Cash Management Variable Portfolio during the free look period, we will allocate your money according to your instructions at the end of the applicable free look period.

EXCHANGE OFFERS

From time to time, we allow you to exchange an older variable annuity issued by the Company or one of its affiliates, for a newer product with different features and benefits issued by the Company or one of its affiliates. Such an exchange offer will be made in accordance with applicable federal securities laws and state insurance rules and regulations. We will provide the specific terms and conditions of any such exchange offer at the time the offer is made.

INVESTMENT OPTIONS
--------------------------------------------------------------------------------

The contract offers Variable Portfolios and, if available, Fixed Accounts. We designed the contract to meet your varying investment needs over time. You can achieve this by using the Variable Portfolios alone or in concert with the Fixed Accounts. The Variable Portfolios are only available through the purchase of certain variable annuities. A mixture of your investment in the Variable Portfolios and Fixed Accounts may lower the risk associated with investing only in a Variable Portfolio.

The Variable Portfolios offered through this contract are selected by us and we may consider various factors in the selection process, including but not limited to: asset class coverage, the strength of the subadviser's reputation and tenure, brand recognition, performance and the capability and qualification of each investment firm. Another factor we may consider is whether the Underlying Fund or its service providers (i.e., the subadviser(s)) or their affiliates will make payments to us or our affiliates in connection with certain administrative, marketing and support services, or whether the Underlying Fund's service providers have affiliates that can provide marketing and distribution support for sales of the contract. PLEASE SEE PAYMENTS IN CONNECTION WITH DISTRIBUTION OF THE CONTRACT BELOW.

We review the Variable Portfolios periodically and may make changes if we determine that a Variable Portfolio no longer satisfies one or more of the selection criteria and/or if the Variable Portfolio has not attracted significant allocations from contract owners. We have included the Seasons Series Trust at least in part because they are managed by AIG SunAmerica Asset Management Corp., which is wholly-owned subsidiary of the Company.

You are responsible for allocating Purchase Payments to the Variable Portfolios as is appropriate for your own individual circumstances, investment goals, financial situation and risk tolerance. You should periodically review your allocations and values to ensure they continue to suit your needs. You bear the risk of any decline in contract value resulting from the performance of the Variable Portfolios you have selected. In making your investment selections, you should investigate all information available to you including the Underlying Fund's prospectus, statement of additional information and annual and semi-annual reports.

We do not provide investment advice, nor do we recommend or endorse any particular Variable Portfolio. The Variable Portfolios along with their respective advisers are listed below.

VARIABLE PORTFOLIOS

Each of the Variable Portfolios invests in Underlying Funds of the Seasons Series Trust. AIG SunAmerica Asset Management Corp. ("AIG SAAMCo"), an affiliate of the Company, manages the Seasons Series Trust. AIG SAAMCo is the investment adviser to the Seasons Series Trust and has engaged subadvisers to provide investment advice for certain of the Underlying Funds.

Special note should be taken of the similarities and differences between the Seasons Managed Allocation Portfolios and the Seasons Strategies, described in detail below. Each alternative reflects an allocation model. The Seasons Managed Allocation Portfolios differ from the Seasons Strategies in the following respects. A professional manager actively manages the Seasons Managed Allocation Portfolios' investments in the Select and Focused Portfolios. The Seasons Strategies are limited to investment in the specified funds of the Seasons Series Trust with a pre-determined target asset allocation mix that does not change over the life of the contract. Thus, the Seasons Managed Allocation Portfolios are responsive to changing market conditions, and current judgments of professional management, while the Seasons Strategies assume that the pre-determined asset allocation mix will continue to be consistent with its risk objective. Please read the descriptions of each alternative carefully for more details.

YOU SHOULD READ THE PROSPECTUS FOR THE SEASONS SERIES TRUST CAREFULLY BEFORE INVESTING. THE TRUST PROSPECTUS WHICH IS ATTACHED HERETO CONTAINS DETAILED INFORMATION ABOUT THE UNDERLYING FUNDS INCLUDING INVESTMENT OBJECTIVE, GOALS AND RISK FACTORS.
Each Variable Portfolio and its respective managers are:

SELECT PORTFOLIOS

LARGE CAP GROWTH            AIG Global Investment Corp. ("AIGGIC"), Goldman Sachs Asset
                            Management, L.P. ("GSAM"), Janus Capital Management LLC.
                            ("Janus")
LARGE CAP COMPOSITE         AIGGIC, AIG SAAMCo, T. Rowe Price Associates, Inc. ("T. Rowe
                            Price")
LARGE CAP VALUE             AIGGIC, T. Rowe Price, Wellington Management Company, LLP
                            ("Wellington Management")
MID CAP GROWTH              AIGGIC, T. Rowe Price, Wellington Management
MID CAP VALUE               AIGGIC, GSAM, Lord, Abbett & Co., LLC ("Lord Abbett")
SMALL CAP                   AIGGIC, AIG SAAMCo, ClearBridge Advisors, LLC
INTERNATIONAL EQUITY        AIGGIC, Goldman Sachs Asset Management Int'l., Lord Abbett
DIVERSIFIED FIXED INCOME    AIGGIC, AIG SAAMCo, Wellington Management
STRATEGIC FIXED INCOME      AIGGIC, Franklin Advisers, Inc., Western Asset Management
                            Company
CASH MANAGEMENT             Columbia Management Advisors, LLC

FOCUSED PORTFOLIOS

FOCUS GROWTH                AIG SAAMCo, Janus, Marsico Capital Management, LLC
                            ("Marsico")
FOCUS GROWTH AND INCOME     AIG SAAMCo, Marsico, Thornburg Investment Management, Inc.
FOCUS VALUE                 J.P. Morgan Investment Management, Inc. ("JP Morgan"),
                            Northern Trust Investments, N.A. ("Northern Trust"), Third
                            Avenue Management, LLC
FOCUS TECHNET               AIG SAAMCo, BAMCO, RCM Capital Management, LLC

SEASONS MANAGED ALLOCATION PORTFOLIOS

Managed by: Ibbotson Associates Advisors, LLC ("Ibbotson")

ALLOCATION GROWTH
ALLOCATION MODERATE GROWTH
ALLOCATION MODERATE
ALLOCATION BALANCED

SEASONS STRATEGIES

Managed by: AIG SAAMCo, Janus, Lord Abbett, Putnam, T. Rowe Price, Wellington Management

GROWTH STRATEGY                     (which invests in Stock Portfolio, Asset Allocation:
                                    Diversified Growth Portfolio and Multi-Managed Growth
                                    Portfolio)

MODERATE GROWTH STRATEGY            (which invests in Stock Portfolio, Asset Allocation:
                                    Diversified Growth Portfolio and Multi-Managed Moderate
                                    Growth Portfolio)

BALANCED GROWTH STRATEGY            (which invests in Stock Portfolio, Asset Allocation:
                                    Diversified Growth Portfolio and Multi-Managed Income/Equity
                                    Portfolio)

CONSERVATIVE GROWTH STRATEGY        (which invests in Stock Portfolio, Asset Allocation:
                                    Diversified Growth Portfolio and Multi-Managed Income
                                    Portfolio)

SELECT PORTFOLIOS
The Select Portfolios each have a distinct investment objective, utilizing a disciplined investing style to achieve its objective. Each Select Portfolio invests in an Underlying Fund of the Seasons Series Trust. Except for the Cash Management Variable Portfolio, each Select Portfolio is multi-managed by a team of three subadvisers. One component of each Select Portfolio invests in a passively managed component that tracks a particular target index or subset of an index. The other two components are actively managed with the exception of the Diversified Fixed Income and Strategic Fixed Income Portfolios which do not have a passively managed component but three components which are all actively managed. The passively managed component of each Select Portfolio is intended to balance some of the risks associated with an actively traded portfolio. Please see the attached Seasons Series Trust prospectus for additional information regarding the management of the Select Portfolios.

FOCUSED PORTFOLIOS

Each multi-managed Focused Portfolio offers you at least three different professional managers. Each professional manager advises a separate portion of the Focused Portfolio. Each manager actively selects a limited number of stocks that represent their best stock selections. This approach to investing results in a more concentrated portfolio, which will be less diversified than the Select Portfolios, and may be subject to greater market risks.

SEASONS MANAGED ALLOCATION PORTFOLIOS

Each Seasons Managed Allocation Portfolio has a different investment goal and is structured as a "fund-of-funds," which means that it pursues its investment goal by investing its assets in a combination of the Select Portfolios and the Focused Portfolios. A fund-of-funds strategy generally offers investors an efficient means of diversification among a number of mutual funds while obtaining professional management in determining which funds to select, how much of their assets to commit to each fund, and when to make that selection.

Each Seasons Managed Allocation Portfolio is managed by a professional manager, Ibbotson Associates Advisors, LLC ("Ibbotson"). Ibbotson creates a target allocation annually for each Seasons Managed Allocation Portfolio. The target allocation will reflect the percentage in which a Seasons Managed Allocation Portfolio should invest in the Select and Focused Portfolios. Due to market movements, portfolio management decisions or cash flow consideration, Ibbotson may determine that a Seasons Managed Allocation Portfolio's investments in the Select and Focused Portfolios require adjustments in order to meet its target allocation. Generally, Ibbotson will manage the investments among the Select and Focused Portfolios for each Seasons Managed Allocation Portfolio to match its target allocation and to rebalance assets back to the target allocation, as it deems necessary.

This approach allows the Seasons Managed Allocation Portfolios to offer professional asset management on two levels: 1) the fund management of each underlying Select and Focused Portfolio; and 2) the overlay portfolio management provided by Ibbotson.

Each Seasons Managed Allocation Portfolio can invest in as many as all of the Select and Focused Portfolios. The four Seasons Managed Allocation Portfolios are:

SEASONS MANAGED ALLOCATION PORTFOLIOS    OBJECTIVE                           INVESTMENT STRATEGY
Allocation Growth Portfolio              Long-term capital appreciation      Invest primarily in equity-based
                                                                             portfolios. Designed to provide
                                                                             higher growth potential, while
                                                                             maintaining risk at a reasonable
                                                                             level.
Allocation Moderate Growth Portfolio     Long-term capital appreciation      Focuses on equity investing to
                                                                             help maximize growth potential,
                                                                             but also invests a portion of its
                                                                             assets in the bond market for
                                                                             income.
Allocation Moderate Portfolio            Long-term capital appreciation      Combines equity investing with
                                         and moderate current income         increased exposure to fixed income
                                                                             investing. Designed for investors
                                                                             who want growth, but who are also
                                                                             seeking a moderate level of
                                                                             income.
Allocation Balanced Portfolio            Long-term capital appreciation      Offers the greatest exposure to
                                         and income                          fixed income. Designed for
                                                                             investors who need greater balance
                                                                             of growth potential and current
                                                                             income.

SEASONS STRATEGIES

Each Seasons Strategy has a different investment objective and is a Variable Portfolio of the Separate Account that invests in three Underlying Funds. The Seasons Strategies differ from the other Variable Portfolios because they each invest in more than one Underlying Fund of Seasons Series Trust. The allocation of money among these Underlying Funds varies depending on the objective of the Seasons Strategy. We designed the Seasons Strategies utilizing an asset allocation approach to meet your investment needs over time, considering factors such as your age, goals and risk tolerance. However, each Seasons Strategy is designed to achieve different levels of growth over time.

The three Underlying Funds in which a Seasons Strategy can invest are detailed on the pie chart on the following page. The Underlying Funds comprising the Seasons Strategies may only be purchased by the Seasons Strategies.


The Seasons Strategies use an investment approach based on asset allocation. This approach is achieved by each Seasons Strategy investing in distinct percentages in three specific Underlying Funds. In turn, the Underlying Funds invest in a combination of domestic and international stocks, bonds and cash. The goal for each Seasons Strategy is to have a specified asset mix of stocks, bonds and cash in accordance with the specified objective of the Seasons Strategy and relative to the Underlying Funds in which the Seasons Strategy invests. The stated target asset allocation percentages and the mix of Underlying Funds comprising each Seasons Strategy do not change for the life of the contract. Please read the attached Seasons Series Trust prospectus which describes in detail the Underlying Funds that comprise each Seasons Strategy.


SEASONS STRATEGY REBALANCING

Each quarter a rebalancing occurs among the Underlying Funds to realign each Seasons Strategy with its distinct percentage investment detailed below in the three Underlying Funds. This rebalancing is designed to help maintain the asset allocation mix for each Seasons Strategy. The pie charts on the following page demonstrate:

     - the asset allocation mix for each Seasons Strategy; and

     - the percentage allocation of each Underlying Fund in which the Seasons Strategy invests.

Before the end of each quarter (or as close to such date as is administratively practicable), your money will be allocated among the various Underlying Funds according to the percentages set forth on the next page. Additionally, within each Multi-Managed Portfolio, your money will be rebalanced among the various components. Rebalancing a Seasons Strategy may involve shifting a portion of assets out of Underlying Funds with higher returns into Underlying Funds with relatively lower returns.


GROWTH STRATEGY                                                     MODERATE GROWTH STRATEGY
    GOAL: Long-term growth of capital, allocating its assets            GOAL: Growth of capital through investments in equities,
primarily to stocks. This Seasons Strategy may be best suited       with a secondary objective of conservation of principal by
for those with longer periods to invest.                            allocating more of its assets to bonds than the Growth
Target Asset Allocation:                                            Strategy. This Seasons Strategy may be best suited for those
    Stocks 80%        Bonds 15%        Cash 5%                      nearing retirement years but still earning income.
                                                                    Target Asset Allocation:
[GROWTH STRATEGY CHART]                                                 Stocks 70%        Bonds 25%        Cash 5%
Stock Portfolio (T Rowe Price) - 25%
Asset Allocation: Diversified Growth Portfolio (Putnam) - 25%       [MODERATE GROWTH CHART]
Multi-Managed Growth Portfolio - 50%                                Stock Portfolio (T Rowe Price) - 20%
  Fixed Income component (Wellington) - 10%                         Asset Allocation: Diversified Growth Portfolio (Putnam) - 25%
  Balanced component (Lord Abbett/AIG SAAMCo) - 10%                 Multi-Managed Moderate Growth Portfolio - 55%
  Aggressive Growth component (AIG SAAMCo) - 10%                      Fixed Income component (Wellington) - 19.8%
  Growth component (Janus) - 20%                                      Balanced component (Lord Abbett/AIG SAAMCo) - 9.9%
                                                                      Aggressive Growth component (AIG SAAMCo) - 9.9%
                                                                      Growth component (Janus) - 15.4%


BALANCED GROWTH STRATEGY                                            CONSERVATIVE GROWTH STRATEGY
    GOAL: Focuses on conservation of principal by investing             GOAL: Capital preservation while maintaining some
in a more balanced weighting of stocks and bonds, with a            potential for growth over the long term. This Seasons
secondary objective of seeking a high total return. This            Strategy may be best suited for those with lower investment
Seasons Strategy may be best suited for those approaching           risk tolerance.
retirement and with less tolerance for investment risk.             Target Asset Allocation:
Target Asset Allocation:                                                Stocks 42%        Bonds 53%        Cash 5%
    Stocks 55%        Bonds 40%        Cash 5%
                                                                    [CONSERVATIVE GROWTH CHART]
[BALANCED GROWTH CHART]                                             Stock Portfolio (T Rowe Price) - 15%
Stock Portfolio (T Rowe Price) - 20%                                Asset Allocation: Diversified Growth Portfolio (Putnam) - 25%
Asset Allocation: Diversified Growth Portfolio (Putnam) - 25%       Multi-Managed Income Portfolio - 60%
Multi-Managed Income/Equity Portfolio - 55%                           Fixed Income component (Wellington) - 45%
  Fixed Income component (Wellington) - 29.7%                         Balanced component (Lord Abbett/AIG SAAMCo) - 10.2%
  Balanced component (Lord Abbett/AIG SAAMCo) - 15.4%                 Growth component (Janus) - 4.8%
  Growth component (Janus) - 9.9%

SUBSTITUTION, ADDITION OR DELETION OF VARIABLE PORTFOLIOS

We may, subject to any applicable law, make certain changes to the Variable Portfolios offered in your contract. We may offer new Variable Portfolios or stop offering existing Variable Portfolios. New Variable Portfolios may be made available to existing contract owners and Variable Portfolios may be closed to new or subsequent Purchase Payments, transfers or allocations. In addition, we may also liquidate the shares of any Variable Portfolio, substitute the shares of one Underlying Fund held by a Variable Portfolio for another and/or merge Variable Portfolio or cooperate in a merger of Underlying Funds. To the extent required by the Investment Company Act of 1940, we may be required to obtain SEC approval or your approval.

FIXED ACCOUNTS

Your contract may offer Fixed Accounts for varying guarantee periods. A Fixed Account may be available for differing lengths of time (such as 1, 3, or 5 years). Each guarantee period may have different guaranteed interest rates.

We guarantee that the interest rate credited to amounts allocated to any Fixed Account guarantee periods will never be less than the minimum guaranteed interest rate specified in your contract. Once the rate is established, it will not change for the duration of the guarantee period. We determine which, if any, guarantee periods will be offered at any time in our sole discretion, unless state law requires us to do otherwise. Please check with your financial representative regarding the availability of Fixed Accounts.

There are three categories of interest rates for money allocated to the Fixed Accounts. The applicable rate is guaranteed until the corresponding guarantee period expires. With each category of interest rate, your money may be credited a different rate as follows:

     - INITIAL RATE: The rate credited to any portion of the initial Purchase Payment allocated to a Fixed Account.

     - CURRENT RATE: The rate credited to any portion of a subsequent Purchase Payment allocated to a Fixed Account.

     - RENEWAL RATE: The rate credited to money transferred from a Fixed Account or a Variable Portfolio into a Fixed Account and to money remaining in a Fixed Account after expiration of a guarantee period.

When a guarantee period ends, you may leave your money in the same Fixed Account or you may reallocate your money to another Fixed Account or to the Variable Portfolios. If you do not want to leave your money in the same Fixed Account, you must contact us within 30 days after the end of the guarantee period and provide us with new allocation instructions. WE DO NOT CONTACT YOU. IF YOU DO NOT CONTACT US, YOUR MONEY WILL REMAIN IN THE SAME FIXED ACCOUNT WHERE IT WILL EARN INTEREST AT THE RENEWAL RATE THEN IN EFFECT FOR THAT FIXED ACCOUNT.


We reserve the right to defer payments for a withdrawal from a Fixed Account for up to six months. PLEASE SEE ACCESS TO YOUR MONEY BELOW.


If available, you may systematically transfer interest earned in available Fixed Accounts into any of the Variable Portfolios on certain periodic schedules offered by us. Systematic transfers may be started, changed or terminated at any time by contacting our Annuity Service Center. Check with your financial representative about the current availability of this service.

At any time we are crediting the minimum guaranteed interest rate specified in your contract, we reserve the right to restrict your ability to make transfers and Purchase Payments into the Fixed Accounts. All Fixed Accounts may not be available in your state. Please check with your financial representative regarding the availability of Fixed Accounts.

DOLLAR COST AVERAGING FIXED ACCOUNTS

You may invest initial and/or subsequent Purchase Payments in the dollar cost averaging ("DCA") Fixed Accounts, if available. The minimum Purchase Payment that you must invest for the 6-month DCA Fixed Account is $600 and for the 12-month DCA Fixed Account is $1,200. Purchase Payments less than these minimum amounts will automatically be allocated to the Variable Portfolios according to your instructions or your current allocation instruction on file.

DCA Fixed Accounts credit a fixed rate of interest and can only be elected to facilitate a DCA program. SEE DOLLAR COST AVERAGING PROGRAM BELOW for more information. Interest is credited to amounts allocated to the DCA Fixed Accounts while your money is transferred to the Variable Portfolios over certain specified time frames. The interest rates applicable to the DCA Fixed Accounts may differ from those applicable to any other Fixed Account but will never be less than the minimum guaranteed interest rate specified in your contract. However, when using a DCA Fixed Account, the annual interest rate is paid on a declining balance as you systematically transfer your money to the Variable Portfolios. Therefore, the actual effective yield will be less than the stated annual crediting rate. We reserve the right to change the availability of DCA Fixed Accounts offered, unless state law requires us to do otherwise.

DOLLAR COST AVERAGING PROGRAM

The DCA program allows you to invest gradually in the Variable Portfolios at no additional cost. Under the program, you systematically transfer a specified dollar amount or percentage of contract value from a Variable Portfolio, Fixed Account or DCA Fixed Account ("source account") to any other Variable Portfolio ("target account"). Transfers occur on a monthly periodic schedule. The minimum transfer amount under the DCA program is $100 per transaction, regardless of the source account. Fixed Accounts are not available as target accounts for the DCA program. Transfers resulting from your participation in the DCA program are not counted towards the number of free transfers per contract year.


We may also offer DCA Fixed Accounts as source accounts exclusively to facilitate the DCA program for a specified time period. The DCA Fixed Accounts only accept initial or subsequent Purchase Payments. You may not make a transfer from a Variable Portfolio or Fixed Account into a DCA Fixed Account.



If you choose to allocate subsequent Purchase Payments to an active DCA program with a Fixed Account serving as the source account, the rate applicable to that Fixed Account at the time we receive the subsequent Purchase Payment will apply to that subsequent Purchase Payment. Further, we will begin moving that subsequent Purchase Payment into your target allocations on the same day of the month as the initial active DCA program. Therefore, you may not receive a full 30 days of interest prior to the first transfer to the target account(s).



You may terminate the DCA program at any time. If you terminate the DCA program and money remains in the DCA Fixed Account(s), we transfer the remaining money according to your current allocation instructions on file.


The DCA program is designed to lessen the impact of market fluctuations on your investment. However, the DCA program can neither guarantee a profit nor protect your investment against a loss. When you elect the DCA program, you are continuously investing in securities fluctuating at different price levels. You should consider your tolerance for investing through periods of fluctuating price levels.

EXAMPLE OF DCA PROGRAM:

     Assume that you want to move $750 each month from one Variable Portfolio to another Variable Portfolio over six months. You set up a DCA program and purchase Accumulation Units at the following values:

  ----------------------------------------------------------------------------
  MONTH             ACCUMULATION UNIT                  UNITS PURCHASED
  ----------------------------------------------------------------------------
     1                    $ 7.50                             100
     2                    $ 5.00                             150
     3                    $10.00                              75
     4                    $ 7.50                             100
     5                    $ 5.00                             150
     6                    $ 7.50                             100
  ----------------------------------------------------------------------------

     You paid an average price of only $6.67 per Accumulation Unit over six months, while the average market price actually was $7.08. By investing an equal amount of money each month, you automatically buy more Accumulation Units when the market price is low and fewer Accumulation Units when the market price is high. This example is for illustrative purposes only.

WE RESERVE THE RIGHT TO MODIFY, SUSPEND OR TERMINATE THE DCA PROGRAM AT ANY
TIME.

TRANSFERS DURING THE ACCUMULATION PHASE


Subject to our rules, restrictions and policies, during the Accumulation Phase you may transfer funds between the Variable Portfolios and/or any Fixed Accounts by telephone (800) 445-SUN2 or through the Company's website

(www.aigsunamerica.com), in writing, by mail or facsimile. All transfer instructions submitted via facsimile must be sent to (818) 615-1543; otherwise they will not be considered received by us. We may accept transfers by telephone or the Internet unless you tell us not to on your contract application. When receiving instructions over the telephone or the Internet, we have procedures to provide reasonable assurance that the transactions executed are genuine. Thus, we are not responsible for any claim, loss or expense from any error resulting from instructions received over the telephone or the Internet. If we fail to follow our procedures, we may be liable for any losses due to unauthorized or fraudulent instructions.


Any transfer request will be priced as of the day it is received by us in Good Order if the request is received before Market Close. If the transfer request is received after Market Close, the request will be priced as of the next business day.


Funds already in your contract cannot be transferred into the DCA Fixed Accounts. You must transfer at least $100 per transfer. If less than $100 remains in any Variable Portfolio after a transfer, that amount must be transferred as well.


SHORT-TERM TRADING POLICIES


We do not want to issue this variable annuity contract to contract owners engaged in trading strategies that seek to benefit from short-term price fluctuations or price inefficiencies in the Variable Portfolios of this product ("Short-Term Trading") and we discourage Short-Term Trading as more fully described below. However, we cannot always anticipate if a potential contract owner intends to engage in Short-Term Trading. Short-Term Trading may create risks that may result in adverse effects on investment return of the Underlying Fund in which a Variable Portfolio invests. Such risks may include, but are not limited to: (1) interference with the management and planned investment strategies of an Underlying Fund; (2) dilution of the interests in the Underlying Fund due to practices such as "arbitrage"; and/or (3) increased brokerage and administrative costs due to forced and unplanned fund turnover. These circumstances may reduce the value of the Variable Portfolio. In addition to negatively impacting the Owner, a reduction in contract value may also be harmful to Annuitants and/or Beneficiaries.

We have adopted the following administrative procedures to discourage Short-Term Trading.

We charge for transfers in excess of 15 in any contract year. Currently, the fee is $25 for each transfer exceeding this limit. Transfers resulting from your participation in the DCA or Automatic Asset Rebalancing programs are not counted towards the number of free transfers per contract year.

In addition to charging a fee when you exceed 15 transfers as described in the preceding paragraph, all transfer requests in excess of 5 transfers within a rolling six-month look-back period must be submitted by United States Postal Service first-class mail ("U.S. Mail") for twelve months from the date of your 5th transfer request ("Standard U.S. Mail Policy"). For example, if you made a transfer on August 16, 2007 and within the previous six months (from February 17, 2007 forward) you made 5 transfers including the August 16th transfer, then all transfers made for twelve months after August 16, 2007 must be submitted by U.S. Mail (from August 17, 2007 through August 16, 2008). U.S. Mail includes any U.S. Postal Service delivery method that offers delivery no sooner than U.S. Postal Service first-class mail, as determined in the Company's sole discretion. We will not accept transfer requests sent by any other medium except U.S. Mail during this 12-month period. Transfer requests required to be submitted by U.S. Mail can only be cancelled by a written request sent by U.S. Mail with the appropriate paperwork received prior to the execution of the transfer. All transfers made on the same day prior to Market Close are considered one transfer request. Transfers resulting from your participation in the DCA or Automatic Asset Rebalancing programs are not included for the purposes of determining the number of transfers before applying the Standard U.S. Mail Policy. We apply the Standard U.S. Mail Policy uniformly and consistently to all contract owners except for omnibus group contracts as described below.

We believe that the Standard U.S. Mail Policy is a sufficient deterrent to Short-Term Trading. However, we may become aware of transfer patterns among the Variable Portfolios and/or Fixed Accounts which reflect what we consider to be Short-Term Trading or otherwise detrimental to the Variable Portfolios but have not yet triggered the limitations of the Standard U.S. Mail Policy described above. If such transfer activity comes to our attention, we may require you to adhere to our Standard U.S. Mail Policy prior to reaching the specified number of transfers ("Accelerated U.S. Mail Policy"). To the extent we become aware of Short-Term Trading activities which cannot be reasonably controlled solely by the Standard U.S. Mail Policy or the Accelerated U.S. Mail Policy, we reserve the right to evaluate, in our sole discretion, whether to: (1) impose further limits on the size, manner, number and/or frequency of transfers you can make; (2) impose minimum holding periods; (3) reject any Purchase Payment or transfer request; and/or (4) terminate your transfer privileges. We will notify you in writing if your transfer privileges are terminated. In addition, we reserve the right not to accept or otherwise restrict transfers from a third party acting for you and not to accept preauthorized transfer forms.

Some of the factors we may consider when determining whether to accelerate the Standard U.S. Mail Policy, reject or impose other conditions on transfer privileges include:

     (1) the number of transfers made in a defined period;

     (2) the dollar amount of the transfer;

     (3) the total assets of the Variable Portfolio involved in the transfer and/or transfer requests that represent a significant portion of the total assets of the Variable Portfolio;

     (4) the investment objectives and/or asset classes of the particular Variable Portfolio involved in your transfers;

     (5) whether the transfer appears to be part of a pattern of transfers to take advantage of short-term market fluctuations or market inefficiencies;

     (6) the history of transfer activity in the contract or in other contracts we may offer; and/or

     (7) other activity, as determined by us, that creates an appearance, real or perceived, of Short-Term Trading or the possibility of Short-Term Trading.

Notwithstanding the administrative procedures above, there are limitations on the effectiveness of these procedures. Our ability to detect and/or deter Short-Term Trading is limited by operational systems and technological limitations, as well as our ability to predict strategies employed by contract owners (or those acting on their behalf) to avoid detection. We cannot guarantee that we will detect and/or deter all Short- Term Trading and it is likely that some level of Short-Term Trading will occur before it is detected and steps are taken to deter it. To the extent that we are unable to detect and/or deter Short-Term Trading, the Variable Portfolios may be negatively impacted as described above. Additionally, the Variable Portfolios may be harmed by transfer activity related to other insurance companies and/or retirement plans or other investors that invest in shares of the Underlying Fund. Moreover, our ability to deter Short-Term Trading may be limited by decisions by state regulatory bodies and court orders which we cannot predict. You should be aware that the design of our administrative procedures involves inherently subjective decisions which we attempt to make in a fair and reasonable manner consistent with the interests of all owners of this contract. We do not enter into agreements with contract owners whereby we permit or intentionally disregard Short-Term Trading.

The Standard and Accelerated U.S. Mail Policies are applied uniformly and consistently to contract owners utilizing third party trading services/strategies performing asset allocation services for a number of contract owners at the same time. You should be aware that such third party trading services may engage in transfer activities that can also be detrimental to the Variable Portfolios, including trading relatively large groups of contracts simultaneously. These transfer activities may not be intended to take advantage of short-term price fluctuations or price inefficiencies. However, such activities can create the same or similar risks as Short-Term Trading and negatively impact the Variable Portfolios as described above.

Omnibus group contracts may invest in the same Underlying Funds available in your contract but on an aggregate, not individual basis. Thus, we have limited ability to detect Short-Term Trading in omnibus group contracts and the Standard U.S. Mail Policy does not apply to these contracts. Our inability to detect Short-Term Trading may negatively impact the Variable Portfolios as described above.

WE RESERVE THE RIGHT TO MODIFY THE POLICIES AND PROCEDURES DESCRIBED IN THIS SECTION AT ANY TIME. To the extent that we exercise this reservation of rights, we will do so uniformly and consistently unless we disclose otherwise.


UNDERLYING FUND SHORT-TERM POLICIES


Please note that the Underlying Funds have their own policies and procedures with respect to frequent purchases and redemptions of their respective shares. We reserve the right to enforce these Underlying Fund policies and procedures, including, but not limited to, the right to collect a redemption fee on shares of the Underlying Fund if imposed by such Fund's Board of Trustees/Directors. As of the date of this prospectus, none of the Underlying Funds impose a redemption fee. We also reserve the right to reject, with or without prior notice, any purchase, transfer or allocation into a Variable Portfolio if the corresponding Underlying Fund will not accept such purchase, transfer or allocation for any reason. The prospectuses for the Underlying Funds describe these procedures, which may be different among Underlying Funds and may be more or less restrictive than our policies and procedures.


Under rules adopted by the Securities and Exchange Commission, we also have written agreements with the Underlying Funds that obligate us to, among other things, provide the Underlying Funds promptly upon request certain information about you (e.g., your social security number) and your trading activity. In addition, we are obligated to execute instructions from the Underlying Funds to restrict or prohibit further purchases or transfers in an Underlying Fund under certain circumstances.

It is likely that most of the investments in the Underlying Funds outside of this contract are omnibus orders from intermediaries such as other separate accounts or retirement plans. If an Underlying Fund's policies and procedures fail to successfully detect and discourage Short-Term trading, there may be a negative impact to the owners of the Underlying Fund, as well as the intermediaries (including the Separate Account and the Variable Portfolios), invested in the such Underlying Fund. Further, if an Underlying Fund believes that an omnibus order we submit may reflect one or more transfer requests from owners engaged in activities that violate an Underlying Fund's short-term trading policies, the Underlying Fund may reject the entire omnibus order and delay or prevent us from implementing your transfer request.


TRANSFERS DURING THE INCOME PHASE



During the Income Phase, only one transfer per month is permitted between the Variable Portfolios. No other transfers are allowed during the Income Phase. Transfers will be effected for the last NYSE business day of the month in which we receive your request for the transfer.


AUTOMATIC ASSET REBALANCING PROGRAM


Market fluctuations may cause the percentage of your investment in the Variable Portfolios to differ from your original allocations. Under the Automatic Asset Rebalancing program, your investments in the Variable Portfolios are periodically rebalanced to return your allocations to the percentages given at your last instruction for no additional charge. Automatic Asset Rebalancing typically involves shifting a portion of your money out of a Variable Portfolio with a higher return into a Variable Portfolio with a lower return. At your request, rebalancing occurs on a quarterly, semiannual or annual basis. Transfers resulting from your participation in this program are not counted against the number of free transfers per contract year. If you elect some of the optional living benefits, we will automatically enroll you in the Automatic Asset Rebalancing Program. PLEASE SEE MARKETLOCK FOR LIFE PLUS BELOW.


     EXAMPLE OF AUTOMATIC ASSET REBALANCING PROGRAM:

     Assume that you want your initial Purchase Payment split between two Variable Portfolios. You want 50% in a bond Variable Portfolio and 50% in a stock Variable Portfolio. Over the next calendar quarter, the bond market does very well while the stock market performs poorly. At the end of the calendar quarter, the bond Variable Portfolio now represents 60% of your holdings because it has increased in value and the growth Variable Portfolio represents 40% of your holdings. If you chose quarterly rebalancing, on the last day of that quarter, we would sell some of your Accumulation Units in the bond Variable Portfolio to bring its holdings back to 50% and use the money to buy more Accumulation Units in the stock Variable Portfolio to increase those holdings to 50%.

WE RESERVE THE RIGHT TO MODIFY, SUSPEND OR TERMINATE THE AUTOMATIC ASSET REBALANCING PROGRAM AT ANY TIME.

VOTING RIGHTS

The Company is the legal owner of the Trusts' shares. However, when an Underlying Fund solicits proxies in conjunction with a shareholder vote, we must obtain your instructions on how to vote those shares. We vote all of the shares we own in proportion to your instructions. This includes any shares we own on our own behalf. Should we determine that we are no longer required to comply with these rules, we will vote the shares in our own right.

ACCESS TO YOUR MONEY
--------------------------------------------------------------------------------


You can access money in your contract by making a partial or total withdrawal, and/or by receiving income payments during the Income Phase. SEE INCOME OPTIONS BELOW. Any request for withdrawal will be priced as of the day it is received by us in Good Order, if the request is received before Market Close. If the request for withdrawal is received after Market Close, the request will be priced as of the next business day.


If you make a total withdrawal, we may also deduct any applicable premium taxes. SEE EXPENSES BELOW.

Under most circumstances, the partial withdrawal minimum is $1,000. We require that the value left in any Variable Portfolio or Fixed Accounts be at least $100, after the withdrawal and your total contract value must be at least $2,500. The request for withdrawal must be in writing. For withdrawals of $500,000 and more, you must submit a signature guarantee at the time of your request. Unless you provide us with different instructions, partial withdrawals will be made proportionately from each Variable Portfolio and the Fixed Account in which you are invested. IN THE EVENT THAT A PROPORTIONATE PARTIAL WITHDRAWAL WOULD CAUSE THE VALUE OF ANY VARIABLE PORTFOLIO OR FIXED ACCOUNT INVESTMENT TO BE LESS THAN $100, WE WILL CONTACT YOU TO OBTAIN ALTERNATE INSTRUCTIONS ON HOW TO STRUCTURE THE WITHDRAWAL.

Withdrawals made prior to age 59 1/2 may result in a 10% IRS penalty tax. SEE TAXES BELOW. Under certain Qualified plans, access to the money in your contract may be restricted.

We may be required to suspend or postpone the payment of a withdrawal for any period of time when: (1) the NYSE is closed (other than a customary weekend and holiday closings); (2) trading with the NYSE is restricted; (3) an emergency exists such that disposal of or determination of the value of shares of the Variable Portfolios is not reasonably practicable; (4) the SEC, by order, so permits for the protection of contract owners.

Additionally, we reserve the right to defer payments for a withdrawal from a Fixed Account for up to six months.


If you have elected an optional living benefit, you should consider the impact of your withdrawals on the benefit. SEE OPTIONAL LIVING BENEFITS BELOW.


SYSTEMATIC WITHDRAWAL PROGRAM

During the Accumulation Phase, you may elect to receive periodic withdrawals under the Systematic Withdrawal program for no additional charge. Under the program, you may choose to take monthly, quarterly, semi-annual or annual payments from your contract. Electronic transfer of these withdrawals to your bank account is also available. The minimum amount of each withdrawal is $100. There must be at least $2,500 remaining in your contract at all times. Withdrawals may be taxable and a 10% federal penalty tax may apply if you are under age 59 1/2.

The program is not available to everyone. Please contact our Annuity Service Center which can provide the necessary enrollment forms.

WE RESERVE THE RIGHT TO MODIFY, SUSPEND OR TERMINATE THE SYSTEMATIC WITHDRAWAL PROGRAM AT ANY TIME.

MINIMUM CONTRACT VALUE


Where permitted by state law, we may terminate your contract if both of the following occur: (1) your contract value is less than $2,500 as a result of withdrawals; and (2) you have not made any Purchase Payments during the past three years. We will provide you with sixty days written notice that your contract is being terminated. At the end of the notice period, we will distribute the contract's remaining value to you.


QUALIFIED CONTRACT OWNERS

Certain Qualified plans restrict and/or prohibit your ability to withdraw money from your contract. SEE TAXES BELOW for a more detailed explanation.

OPTIONAL LIVING BENEFITS
--------------------------------------------------------------------------------

YOU MAY ELECT THE OPTIONAL LIVING BENEFIT DESCRIBED BELOW FOR AN ADDITIONAL FEE. THIS FEATURE IS DESIGNED TO PROTECT A PORTION OF YOUR INVESTMENT IN THE EVENT YOUR CONTRACT VALUE DECLINES DUE TO UNFAVORABLE INVESTMENT PERFORMANCE DURING THE ACCUMULATION PHASE AND BEFORE A DEATH BENEFIT IS PAYABLE. IN ADDITION, THIS FEATURE CAN PROVIDE A GUARANTEED INCOME STREAM AND OTHER BENEFITS. PLEASE SEE THE DESCRIPTIONS BELOW FOR DETAILED INFORMATION.


MARKETLOCK FOR LIFE PLUS



What is MarketLock For Life Plus?



MarketLock For Life Plus is an optional guaranteed minimum withdrawal feature, available for an additional fee. The feature is designed to help you create a guaranteed income stream that may last as long as you live, or as long as you and your spouse live, even if the entire value of your contract has been reduced to zero. The feature guarantees withdrawals based on the greater of the highest contract anniversary value or the Benefit Base, as defined below, plus a potential bonus amount. Thus, MarketLock For Life Plus may offer protection in the event your contract value declines due to unfavorable investment performance, or certain withdrawal activity, if you live longer than expected or any combination of these factors. You may never need to rely on MarketLock For Life Plus as its value is dependent on your contract's performance, your withdrawal activity and your longevity, even though a fee would be deducted for the feature.



This feature may not be appropriate if you plan to make ongoing Purchase Payments, such as with contributory IRA's or other tax-qualified plans. The feature guarantees that only certain Purchase Payments received during the contract's first five years are included in the Benefit Base.



Please note that this feature may not be available in your state or through the broker-dealer with which your financial representative is affiliated. Please check with your financial representative for availability and any additional restrictions.



Withdrawals under the feature are treated like any other withdrawal for the purpose of calculating taxable income, reducing the contract value, deducting applicable withdrawal charges, free withdrawal amounts and all other benefits, features and conditions of your contract.



Any withdrawals taken may be subject to a 10% IRS tax penalty if you are under age 59 1/2 at the time of the withdrawal. For information about how the feature is treated for income tax purposes, you should consult a qualified tax advisor concerning your particular circumstances. If you must take required minimum distributions and want to ensure that these withdrawals are not considered excess withdrawals under the feature, your distributions must be set up on the automated minimum distribution withdrawal program administered by our Annuity Service Center. In addition, if you have a Qualified contract, tax law and the terms of the plan may restrict withdrawal amounts.



WE RESERVE THE RIGHT TO MODIFY, SUSPEND OR TERMINATE MARKETLOCK FOR LIFE PLUS AT ANY TIME FOR PROSPECTIVELY ISSUED CONTRACTS.


When and how may I elect MarketLock For Life Plus?


You may elect MarketLock For Life Plus at the time of contract issue for immediate effectiveness. If we allow you to elect the feature after purchasing your contract, the feature is effective on the first contract anniversary after your election (the "Effective Date"). You cannot elect this feature if you elect any other optional living benefit. You may elect to have the feature cover only your life or the lives of both you and your spouse. We refer to the person or persons whose lifetime withdrawals are guaranteed under MarketLock For Life Plus as the "Covered Person(s)." There are age parameters applicable to this feature which determine whether you can elect the feature and who can qualify as a Covered Person. If the contract is not owned by a natural person, references to owner(s) apply to the annuitants. The tables below provide the age requirement for electing this feature depending on the type of contract you purchase and the number of Covered Persons.

IF YOU ELECT ONE COVERED PERSON:


-------------------------------------------------------------------
                                             Covered Person
                                      -----------------------------
                                      -----------------------------
                                       Minimum Age   Maximum Age(1)
-------------------------------------------------------------------
 One Owner                                  45             80
-------------------------------------------------------------------
 Joint Owners (based on the
 age of the older Owner)                    45             80
-------------------------------------------------------------------


IF YOU ELECT TWO COVERED PERSONS:


------------------------------------------------------------------------------------------------
                                            Covered Person #1            Covered Person #2
------------------------------------------------------------------------------------------------
                                       Minimum Age   Maximum Age(1)  Minimum Age  Maximum Age(1)
------------------------------------------------------------------------------------------------
 NON-QUALIFIED:
 Joint Owners                               45             80            45             85
------------------------------------------------------------------------------------------------
 NON-QUALIFIED:
 One Owner with Spousal Beneficiary         45             80            45           N/A(2)
------------------------------------------------------------------------------------------------
 QUALIFIED:
 One Owner with Spousal Beneficiary         45             80            45           N/A(2)
------------------------------------------------------------------------------------------------


(1) The age requirements for optional death benefits and other optional features may be different than those listed here. You must meet the age requirement for those features in order to elect them.


(2) Not applicable because feature availability is based on the younger Covered Person. The spousal beneficiary's age is not considered in determining the maximum issue age of the second Covered Person.



How does MarketLock For Life Plus work?



MarketLock For Life Plus automatically locks-in the greater of two values in determining the Covered Person(s) guaranteed lifetime benefit. For 10 years following the Effective Date, the feature annually locks-in the highest Anniversary Value or the Benefit Base plus a bonus amount, as described below. You may extend the period over which the feature locks-in the highest Anniversary Value beyond 10 years; however, the bonus amount is only available for the first 10 years following the Effective Date.



MarketLock For Life Plus automatically locks-in a new Benefit Base each year during the first 10 years of your contract based on the greater of either (1) the highest Anniversary Value or (2) the Benefit Base increased by a bonus amount. The bonus amount (the "Bonus") is calculated as 6% of the Bonus Base, defined below. The Bonus may only be added to the Benefit Base if no withdrawals are taken in a contract year. For instance, if you take a withdrawal in year 2, you will not be eligible for a Bonus to be added to your Benefit Base on your second contract anniversary; however, if you do not take a withdrawal in year 3, you will be eligible for a Bonus to be added to your Benefit Base on your third contract anniversary. Please see "How are the components of MarketLock For Life Plus calculated?" below for details.


What determines the Maximum Annual Withdrawal Percentage?

The Maximum Annual Withdrawal Percentage represents the percentage of your Benefit Base used to calculate the Maximum Annual Withdrawal Amount that you may withdraw each year. The Maximum Annual Withdrawal Percentage is determined by the age of the Covered Person(s) at the time of the first withdrawal as shown in the table below.

One Covered Person

If the feature is elected to cover one life but the contract is jointly owned, then the Covered Person must be the older Owner and the following is applicable:


-----------------------------------------------------------------------
                                                         MAXIMUM
                                                         ANNUAL
                                                         WITHDRAWAL
AGE OF THE COVERED PERSON AT TIME OF FIRST WITHDRAWAL    PERCENTAGE*
-----------------------------------------------------------------------
 At least age 45 but prior to 60th Birthday              4%
-----------------------------------------------------------------------
 At least age 60 but prior to 76th Birthday              5%
-----------------------------------------------------------------------
 On or after 76th birthday                               6%
-----------------------------------------------------------------------


Two Covered Persons

If the feature is elected to cover two lives, the following is applicable:


-----------------------------------------------------------------------
                                                         MAXIMUM
                                                         ANNUAL
AGE OF THE YOUNGER COVERED PERSON OR SURVIVING COVERED   WITHDRAWAL
PERSON AT TIME OF FIRST WITHDRAWAL                       PERCENTAGE*
-----------------------------------------------------------------------
 At least age 45 but prior to 60th Birthday              4%
-----------------------------------------------------------------------
 At least age 60 but prior to 76th Birthday              5%
-----------------------------------------------------------------------
 On or after 76th birthday                               6%
-----------------------------------------------------------------------


* The amount of any withdrawal, including any charges applicable to the withdrawal, must be within the Maximum Annual Withdrawal Amount. If you are taking required minimum distributions ("RMD") from this contract, and the amount of the RMD (based on this contract) is greater than the Maximum Annual Withdrawal Amount (defined below) in any given year, no portion of the RMD withdrawal will be treated as an excess withdrawal (also defined below). Any portion of a withdrawal that is greater than either the Maximum Annual Withdrawal Amount or the RMD amount (based only on this contract) will be considered an excess withdrawal. Please see "What are the effects of withdrawals on MarketLock For Life Plus?" below.

Are there investment requirements if I elect MarketLock For Life Plus?


As long as the feature is in effect, we require that you allocate your investments in accordance with the investment requirements listed below.


-----------------------------------------------------------------------------------------
                        INVESTMENT                      VARIABLE PORTFOLIOS
INVESTMENT GROUP        REQUIREMENT                    AND/OR FIXED ACCOUNTS
-----------------------------------------------------------------------------------------
 A. Non            Minimum 0%             SEASONS STRATEGIES
    Restricted
                   Maximum 100%             Growth Strategy
                                            Moderate Growth Strategy
                                            Balanced Growth Strategy
                                            Conservative Growth Strategy
                                          SELECT PORTFOLIOS
                                            Diversified Fixed Income Portfolio
                                            Strategic Fixed Income Portfolio
                                            Cash Management Portfolio
                                          MANAGED ALLOCATION PORTFOLIOS
                                            Allocation Moderate Growth Portfolio
                                            Allocation Moderate Portfolio
                                            Allocation Balanced Portfolio
                                          DCA FIXED ACCOUNTS
                                            DCA 6-Month
                                            DCA 12-Month
                                          FIXED ACCOUNTS
                                            1-Year Fixed
-----------------------------------------------------------------------------------------
 B. Equity         Minimum 0%             SELECT PORTFOLIOS
    Maximum
                   Maximum 15%              Large Cap Growth Portfolio
                                            Large Cap Composite Portfolio
                                            Large Cap Value Portfolio
                                            Mid Cap Growth Portfolio
                                            Mid Cap Value Portfolio
                                            Small Cap Portfolio
                                            International Equity Portfolio
                                          FOCUSED PORTFOLIOS
                                            Focus Growth Portfolio
                                            Focus Growth and Income Portfolio
                                            Focus Value Portfolio
                                            Focus TechNet Portfolio
-----------------------------------------------------------------------------------------
 C. Fully          No Investment Allowed  MANAGED ALLOCATION PORTFOLIOS
    Restricted
                                            Allocation Growth Portfolio
-----------------------------------------------------------------------------------------


Your allocation instructions accompanying any Purchase Payment must comply with the investment requirements, listed above, in order for your application or subsequent Purchase Payment to be considered in Good Order. Please see ALLOCATION OF PURCHASE PAYMENTS above. We will automatically enroll you in the Automatic Asset Rebalancing Program, with quarterly rebalancing because market performance and withdrawal activity may result in your contract's allocations going outside these restrictions. This will ensure that your allocations are rebalanced quarterly to comply with the investment requirements for this feature. In addition to quarterly rebalancing, we will initiate rebalancing in accordance with your Automatic Asset Rebalancing instructions, after any of the following transactions:



     - any transfer or reallocation you initiate; or



     - any withdrawal you initiate.



Automatic transfers and/or systematic withdrawals will not result in rebalancing. We will rebalance your contract in accordance with your most current Automatic Asset Rebalancing Program instructions on file. If at any point, for any reason, your Automatic Asset Rebalancing Program instructions would result in allocations inconsistent with the investment requirements, we will revert to the last compliant instructions on file whether for rebalancing or for allocation of a Purchase Payment and implement those at the next rebalancing. Please see Automatic Asset

Rebalancing Program in the prospectus. You can modify your Automatic Asset Rebalancing Program instructions, as long as they are consistent with the investment requirements, at any time by calling the Annuity Service Center.



We reserve the right to change the investment requirements at any time for prospectively issued contracts. We may also revise the investment requirements for any existing contract to the extent Variable Portfolios and/or Fixed Accounts are added, deleted, substituted, merged or otherwise reorganized. We will notify you of any changes to the investment requirements at least 30 days in advance.


How are the components for MarketLock For Life Plus calculated?

First, we determine the ELIGIBLE PURCHASE PAYMENTS, which include:

     1. 100% of Purchase Payments received during the first contract year; and

     2. Purchase Payments received in each of contract years 2-5, capped in each year at an amount equal to 100% of the Purchase Payments received in year 1. This means that if you made a $100,000 Purchase Payment in year 1, Eligible Purchase Payments will include additional Purchase Payments of up to $100,000 contributed in each of contract years 2-5 for a grand total maximum of $500,000 of Eligible Purchase Payments. If the feature is elected after contract issue, Purchase Payments received from the Effective Date through contract year 5 are capped in each year at an amount equal to 100% of the Purchase Payments received during the first contract year.


Any Purchase Payments made in contract years 2-5 in excess of the annual cap amount as well as all Purchase Payments received after the 5th contract year are considered INELIGIBLE PURCHASE PAYMENTS. The calculation of Eligible Purchase Payments does not include any spousal continuation contributions; however, continuation contributions are included in the calculation of Anniversary Values, as defined below. PLEASE SEE SPOUSAL CONTINUATION BELOW. Total Eligible Purchase Payments are limited to $1,000,000 without our prior Company approval.


Second, we consider the BONUS PERIOD and the BENEFIT BASE EVALUATION PERIOD. The Bonus Period is the period of time over which we calculate the potential Bonus. The Benefit Base Evaluation Period is the period of time over which we will consider Anniversary Values and if greater, the Benefit Base plus Bonus during the Bonus Period. The Bonus Period and the Benefit Base Evaluation Period begin on the Effective Date and end 10 years later. On the expiration of the Benefit Base Evaluation Period, you may contact us to extend the Benefit Base Evaluation Period. Please see "CAN I EXTEND THE BENEFIT BASE EVALUATION PERIOD BEYOND 10 YEARS?" below. However, you cannot extend the Bonus Period.

Third, we determine the ANNIVERSARY VALUE which equals your contract value on any contract anniversary during the Benefit Base Evaluation Period minus any Ineligible Purchase Payments.

Fourth, we determine the BENEFIT BASE which initially is equal to the first Eligible Purchase Payment. If the feature is elected after contract issue, the initial Benefit Base is the contract value on the Effective Date. Please see "WHAT ARE THE EFFECTS OF WITHDRAWALS ON MARKETLOCK FOR LIFE PLUS?" below. On each contract anniversary, we determine if the Benefit Base should be increased based on the maximum Anniversary Value or any available Bonus. The calculation and components of this determination are detailed below.


     CALCULATION OF THE BENEFIT BASE WHEN BONUS IS NOT AVAILABLE OR AFTER BONUS PERIOD ENDS:


     On each contract anniversary occurring during the Benefit Base Evaluation Period, the Benefit Base is automatically increased to the Anniversary Value when the Anniversary Value is greater than both (a) and (b), where:

        (a) is the current Benefit Base; and

        (b) is all previous maximum Anniversary Values during the Benefit Base Evaluation Period.

     CALCULATION OF THE BENEFIT BASE WHEN BONUS IS AVAILABLE:


     The Bonus Base is used to calculate the Bonus during the Bonus Period. The Bonus is calculated as a percentage of the Bonus Base. The Bonus Base is used solely to calculate the Bonus. The initial Bonus Base is equal to the initial Eligible Purchase Payment.

     On each contract anniversary during the Bonus Period, we determine the amount by which the Bonus Base and/or the Benefit Base could increase. The components used to determine this amount are:

        (a) the Benefit Base calculated based on the maximum Anniversary Value; and

        (b) the Bonus plus the current Benefit Base.

     If (a) is greater than or equal to (b), the Bonus Base and the Benefit Base are increased to the current Anniversary Value. If (b) is greater than (a), the Benefit Base is increased by the Bonus and the Bonus Base remains unchanged.

The Bonus Base is increased each time subsequent Eligible Purchase Payments are made. The Bonus Base also increases when the Benefit Base is increased as a result of a maximum Anniversary Value being achieved that is greater than both the current Benefit Base and all previous maximum Anniversary Values. The Bonus Base is decreased each time an Excess Withdrawal is taken, in the same proportion by which the Contract Value is reduced by the Excess Withdrawal. The Bonus Base is not used in the calculation of the Contract Value or any other benefits under the Contract.

The Benefit Base and Bonus Base are increased each time subsequent Eligible Purchase Payments are made, and adjusted each time any excess withdrawals, defined below, are taken. Other than adjustments made for excess withdrawals, the Benefit Base and Bonus Base can only be adjusted upwards, and subsequent lower Anniversary Values during the Benefit Base Evaluation Period will not result in a lower Benefit Base or lower Bonus Base.


Finally, we determine the MAXIMUM ANNUAL WITHDRAWAL AMOUNT, which represents the maximum amount that may be withdrawn each contract year. The Maximum Annual Withdrawal Amount is calculated by multiplying the current Benefit Base by the applicable Maximum Annual Withdrawal Percentage shown in the tables above. If the Benefit Base is increased on a contract anniversary, the Maximum Annual Withdrawal Amount is recalculated on that contract anniversary by multiplying the increased Benefit Base by the applicable Maximum Annual Withdrawal Percentage. If the Benefit Base is increased for any Eligible Purchase Payments, the Maximum Annual Withdrawal Amount will be recalculated upon receipt of each Eligible Purchase Payments by multiplying the new Benefit Base by the applicable Maximum Annual Withdrawal Percentage. The Maximum Annual Withdrawal Amount may also be decreased due to Excess Withdrawals. Please see What are the Effects of Withdrawals on MarketLock For Life Plus? below.



What is the fee for MarketLock For Life Plus?



The fee for MarketLock For Life Plus depends on whether you elect to cover one life or two lives. The fee is as follows:



----------------------------------------------------------------------
ALL YEARS IN WHICH THE FEATURE IS IN EFFECT       ANNUALIZED FEE
----------------------------------------------------------------------
 For One Covered Person                        0.70% of Benefit Base
----------------------------------------------------------------------
 For Two Covered Persons                       0.95% of Benefit Base
----------------------------------------------------------------------



The fee will be calculated and deducted quarterly from your contract value, starting on the first quarter following the Effective Date and ending upon termination of the Benefit.



An increase in the Benefit Base due to an adjustment to a higher Anniversary Value, addition of a Bonus, or subsequent Eligible Purchase Payments will result in an increase to the dollar amount of the fee.



If your contract value falls to zero before the feature has been terminated, the fee will no longer be deducted. We will not assess the quarterly fee if you annuitize your contract before the end of a contract quarter. If the feature is still in effect and you surrender your contract, we will assess a pro-rata charge for the fee if you surrender your contract before the end of a contract quarter. The pro-rata charge is calculated by multiplying the full quarterly fee by the number of days between the date the fee was last assessed and the date of surrender divided by the number of days in a contract quarter.

What are the effects of withdrawals on MarketLock For Life Plus?

The Maximum Annual Withdrawal Amount, the Benefit Base and Bonus Base may change over time as a result of the timing and amount of withdrawals.

Any withdrawals in a contract year that in total are less than or equal to the Maximum Annual Withdrawal Amount do not reduce the Benefit Base or Bonus Base. Withdrawals in excess of the Maximum Annual Withdrawal Amount are considered EXCESS WITHDRAWALS. We define Excess Withdrawals as any portion of a withdrawal that causes the total withdrawals in a benefit year to exceed the Maximum Annual Withdrawal Amount, including but not limited to any withdrawal in a contract year taken after the Maximum Annual Withdrawal Amount has been withdrawn.


You should not elect this feature if you plan to take Excess Withdrawals since those withdrawals may significantly reduce or eliminate the value of the feature. In addition, if you plan to take withdrawals in any year during the Bonus Period, a Bonus will not be added to your Benefit Base in those years.



You may take withdrawals during a contract year up to or less than the Maximum Annual Withdrawal Amount. However, if you choose to take less than the Maximum Annual Withdrawal Amount in any contract year, you may not carry over the unused amount into subsequent years. Your Maximum Annual Withdrawal Amount will not be recalculated as a result of taking less than the entire Maximum Annual Withdrawal Amount on that contract anniversary.


The impact of withdrawals and the effect on each component of MarketLock For Life Plus are further explained below:

     BENEFIT BASE AND BONUS BASE: If the sum of withdrawals in any Benefit Year does not exceed the Maximum Annual Withdrawal Amount, the Benefit Base and Bonus Base are not reduced for those withdrawals. Excess Withdrawals as described above reduce the Benefit Base and Bonus Base as follows:

     For each Excess Withdrawal taken, the Benefit Base and Bonus Base are reduced in the same proportion by which the contract value is reduced by each Excess Withdrawal.

     Since Excess Withdrawals reduce the Bonus Base, it will result in the reduction of the amount of the Bonus.

     MAXIMUM ANNUAL WITHDRAWAL AMOUNT: The Maximum Annual Withdrawal Amount is recalculated each time there is a change in the Benefit Base. Accordingly, if the sum of withdrawals in any contract year does not exceed the Maximum Annual Withdrawal Amount for that year, the Maximum Annual Withdrawal Amount will not change for the next year unless your Benefit Base is increased (as described above under "How are the components for MarketLock For Life Plus calculated?"). If you take an Excess Withdrawal, the Maximum Annual Withdrawal Amount will be recalculated by multiplying the reduced Benefit Base by the existing Maximum Annual Withdrawal Percentage. This recalculated Maximum Annual Withdrawal Amount will be available beginning on the next contract anniversary and may be lower than your previous Maximum Annual Withdrawal Amount.

THE MARKETLOCK EXAMPLES APPENDIX PROVIDES EXAMPLES OF THE EFFECTS OF
WITHDRAWALS.

What happens if the contract value is reduced to zero?

If the contract value is reduced to zero but the Benefit Base is greater than zero, guaranteed withdrawals will continue to be payable over the lifetime of the Covered Person(s). However, if at any time an Excess Withdrawal reduces your contract value to zero, no benefit remains, the Benefit Base Evaluation Period and the Bonus Period end and Bonus Base equals zero.

The contract's other benefits will be terminated once the contract value equals zero. You may not make subsequent Purchase Payments or transfers, and no death benefit or future annuity income payments are available. Therefore, particularly during times of unfavorable investment performance, withdrawals taken under the benefit may reduce the contract value to zero eliminating any other benefits of the contract.

When the contract value equals zero but a benefit remains payable, to receive any remaining benefit, you must select one of the following options for payment:

     1. The current Maximum Annual Withdrawal Amount, divided equally and paid on a quarterly, semi-annual or annual frequency as selected by you until the date of death of the Covered Person(s); or

     2. Any payment option mutually agreeable between you and us.

If you do not select a payment option above, the remaining benefit will be paid as the current Maximum Annual Withdrawal Amount divided equally and paid on a quarterly basis until the date of death of the Covered Person(s).

Can I extend the Benefit Base Evaluation Period beyond 10 years?


There is an option for extension of the Benefit Base Evaluation Period as long as the feature is still in effect and the age of the Covered Person or younger of two Covered Persons is 85 or younger at the time of extension. IN ORDER TO EXTEND THE BENEFIT BASE EVALUATION PERIOD, WE WILL NOTIFY YOU 60 DAYS PRIOR TO THE END OF THE BENEFIT BASE EVALUATION PERIOD AND YOU MUST RESPOND TO US IN WRITING NO LATER THAN THE END OF THE CURRENT BENEFIT BASE EVALUATION PERIOD. If you elect to extend the Benefit Base Evaluation Period, the Benefit Base can continue to be adjusted upward as described above on each anniversary during the new Benefit Base Evaluation Period which is a period of 5 years. Also, if you extend the Benefit Base Evaluation Period, you should note that the components of the feature will change to those in effect at the time you elect to extend, such as the fee, Maximum Annual Withdrawal Percentage, and investment requirements, which may be different from the components when you initially elected the feature. We will notify you in writing of the terms of the extension at least 30 days prior to the end of the Benefit Base Evaluation Period.


If you do not contact us at the end of each Benefit Base Evaluation Period to extend the Benefit Base Evaluation Period, an extension will no longer be available and the Benefit Base will not be adjusted for higher Anniversary Values on subsequent contract anniversaries. However, you can continue to take the Maximum Annual Withdrawal Amount in effect at the end of the last Benefit Base Evaluation Period, subject to adjustments for Excess Withdrawals. You will continue to pay the fee at the rate that was in effect during the last Benefit Base Evaluation Period and you will not be permitted to extend the Benefit Base Evaluation Period in the future.

Can I extend the Bonus Period beyond 10 years?

No. The Bonus Period may not be extended. However, the Benefit Base Evaluation Period as described above may be extended.


What happens to MarketLock For Life Plus upon a spousal continuation?



If there is one Covered Person and that person dies, the surviving spousal joint owner or spousal beneficiary may elect to:



     1. Make a death claim if the contract value is greater than zero which terminates MarketLock For Life Plus and the contract; or



     2. Continue the contract if the contract value is greater than zero, without MarketLock For Life Plus and its corresponding fee.



If there are two Covered Persons, upon the death of one Covered Person, the surviving Covered Person may elect to:



     1. Make a death claim if the contract value is greater than zero, which terminates MarketLock For Life Plus and the contract; or



     2. Continue the contract with MarketLock For Life Plus and its corresponding fee.



The components of the feature will not change as a result of a spousal continuation. The surviving Covered Person can elect to receive withdrawals in accordance with the provisions of the feature based on: (1) the age of the younger Covered Person when the first withdrawal was taken or the age of the surviving Covered Person; or (2) the Benefit Base at the time of spousal continuation if no withdrawals were taken prior to the continuation.

If spousal continuation occurs during the Benefit Base Evaluation Period and/or Bonus Period, if applicable, the Continuing Spouse will continue to receive any increases to the Benefit Base during the remaining Benefit Base Evaluation Period and/or Bonus Period. In addition, the Continuing Spouse will be eligible to extend the Benefit Base Evaluation Period upon the expiration of the period. See "Can I extend the Benefit Base Evaluation Period beyond 10 years?" above.


Can a non-spousal Beneficiary elect to receive any remaining benefits under MarketLock For Life Plus upon the death of the second spouse?

No. Upon the death of the Covered Person(s), if the contract value is greater than zero, a non-spousal beneficiary must make an election under the death benefit provisions of the contract, which terminates MarketLock For Life Plus. SEE DEATH BENEFITS BELOW.

What happens to MarketLock For Life Plus upon the Latest Annuity Date?

If the contract value and the Benefit Base are greater than zero on the Latest Annuity Date, you must select one of the following options:

     1. Annuitize the contract value under the contract's annuity provisions; or

     2. Elect to receive the current Maximum Annual Withdrawal Amount on the Latest Annuity Date, divided equally and paid on a quarterly, semi-annual or annual frequency as selected by you until the date of death of the Covered Person(s); or

     3. Any payment option mutually agreeable between you and us.


If you do not elect an option listed above, on the Latest Annuity Date, we may annuitize the contract value in accordance with Annuity Income Option 3, as described in INCOME OPTIONS below. At that point, the Accumulation Phase of your contract ends and the Income Phase begins.


Can MarketLock For Life Plus be cancelled?

MarketLock For Life Plus may be cancelled on the 5th contract anniversary, the 10th contract anniversary, or any contract anniversary after the 10th contract anniversary. Once MarketLock For Life Plus is cancelled, you will no longer be charged a fee and the guarantees under the benefit are terminated. In addition, the investment requirements for MarketLock For Life Plus will no longer apply to your contract. You may not extend the Benefit Base Evaluation Period and you may not re-elect or reinstate MarketLock For Life Plus after cancellation.

Are there circumstances under which MarketLock For Life Plus will automatically terminate?

The feature automatically terminates upon the occurrence of one of the following:

     1. Annuitization of the contract; or

     2. Full surrender or termination of the contract; or

     3. A death benefit is paid and the contract is terminated; or

     4. Excess withdrawals reduce the contract value to zero; or

     5. Death of the Covered Person, if only one is elected; or, if two are elected, death of the surviving Covered Persons; or


     6. A change that removes all Covered Persons from the contract except as noted below and under "Are there circumstances under which guaranteed withdrawals for two Covered Persons, if elected, terminate for one of the Covered Persons?"


If a change of ownership occurs from a natural person to a non-natural entity, the original natural Owner(s) must also be the annuitant(s) after the ownership change to prevent termination of MarketLock For Life Plus. A change of ownership from a non-natural entity to a natural person can only occur if the new natural Owner(s) was the original natural annuitant(s) in order to prevent termination of MarketLock For Life Plus. Any ownership change is contingent upon prior review and approval by the Company.

Are there circumstances under which guaranteed withdrawals for two Covered Persons, if elected, terminate for one of the Covered Persons?

Under any of the following circumstances, MarketLock For Life Plus will provide a guarantee for one Covered Person and not the lifetime of the other Covered
Person:

     1. One of the two Covered Persons is removed from the contract, due to reasons other than death; or

     2. The original spousal joint Owners or spousal beneficiary, who are the Covered Persons, are no longer married at the time of death of the first spouse.

Under these circumstances, the fee for MarketLock For Life Plus based on two Covered Persons remains unchanged and the guaranteed withdrawals are payable for one Covered Person only. However, the remaining Covered Person may choose to terminate the feature as described under "Can MarketLock For Life Plus be cancelled?"

DEATH BENEFITS
--------------------------------------------------------------------------------

If you die during the Accumulation Phase of your contract, we pay a death benefit to your Beneficiary. You must select a death benefit option at the time you purchase your contract. Once selected, you cannot change your death benefit option. You should discuss the available options with your financial representative to determine which option is best for you.

We do not pay a death benefit if you die after you begin the Income Phase; your Beneficiary would receive any remaining guaranteed annuity income payments in accordance with the annuity income option you selected. SEE INCOME OPTIONS BELOW.


If your contract value is reduced to zero as a result of receiving guaranteed withdrawals under a living benefit feature, no death benefit will be paid. PLEASE SEE MARKETLOCK FOR LIFE PLUS ABOVE.


You designate your Beneficiary, who will receive any death benefit payments. You may change the Beneficiary at any time, unless you previously made an irrevocable Beneficiary designation. If your contract is jointly owned, the surviving joint owner is the sole beneficiary.


We calculate and pay the death benefit when we receive all required paperwork and satisfactory proof of death at the Annuity Service Center. All death benefit calculations discussed below are made as of the day a death benefit request is received by us in Good Order, at the Annuity Service Center (including satisfactory proof of death) if the request is received before Market Close. If the death benefit request is received after Market Close, the death benefit calculations will be as of the next business day. We consider the following satisfactory proof of death:


     1. a certified copy of the death certificate; or

     2. a certified copy of a decree of a court of competent jurisdiction as to the finding of death; or

     3. a written statement by a medical doctor who attended the deceased at the time of death; or

     4. any other proof satisfactory to us.

If a Beneficiary does not elect a settlement option, within 60 days of our receipt of all required paperwork and satisfactory proof of death, we pay a lump sum death benefit to the Beneficiary.

The death benefit must be paid within 5 years of the date of death unless the Beneficiary elects to have it payable in the form of an income option. If the Beneficiary elects an income option, it must be paid over the Beneficiary's lifetime or for a period not extending beyond the Beneficiary's life expectancy. Payments must begin within one year of your death.

If the Beneficiary is the spouse of a deceased owner, he or she can elect to continue the contract at the then current value. SEE SPOUSAL CONTINUATION BELOW.

A Beneficiary may also elect to continue the contract and take the death benefit amount in a series of payments based upon the Beneficiary's life expectancy under the Extended Legacy program, if available, described below, subject to the applicable Internal Revenue Code distribution requirements. Payments must begin no later than the first anniversary of death for Non-qualified contracts or December 31st of the year following the year of death for IRAs.

Your Beneficiary cannot participate in the Extended Legacy program if he/she has already elected another settlement option. Beneficiaries who do not begin taking payments within these specified time periods will not be eligible to elect an annuity income option or participate in the Extended Legacy program.

EXTENDED LEGACY PROGRAM AND BENEFICIARY CONTINUATION OPTIONS

The Extended Legacy program, if available, can allow a Beneficiary to take the death benefit amount in the form of annuity income payments over a longer period of time with the flexibility to withdraw more than the IRS required minimum distribution. The contract continues in the original owner's name for the benefit of the Beneficiary. The Extended Legacy program allows the Beneficiary to take withdrawals in the form of a series of payments similar to the required minimum distributions under an IRA. Generally, IRS required minimum distributions must be made at least annually over a period not to exceed the Beneficiary's life expectancy as determined in the calendar year after the owner's death.

A Beneficiary may withdraw all or a portion of the contract value at any time, name their own beneficiary to receive any remaining unpaid amount in the contract in the event of their death and make transfers among investment options. Participation in the program may impact certain features of the contract that are detailed in the Death Claim Form. Please see your financial representative for additional information.

If the Beneficiary elects to participate in this program and the contract value is less than the death benefit amount as of the date we receive satisfactory proof of death and all required paperwork, we will increase the contract value by the amount which the death benefit exceeds contract value.

OTHER BENEFICIARY CONTINUATION OPTIONS

Alternatively to the Extended Legacy program, the Beneficiary may also elect to receive the death benefit under a 5-year settlement option. The Beneficiary may take withdrawals as desired, but the entire contract value must be distributed by the fifth anniversary of death for Non-qualified contracts or by December 31st of the year containing the fifth anniversary of death for IRAs. For IRAs, the 5-year payout option is not available if the date of death is after the required beginning date for distributions (April 1 of the year following the year the original owner reaches the age of 70 1/2).

Please consult a qualified advisor regarding tax implications of these options and your particular circumstances.

DEATH BENEFIT DEFINED TERMS

The term "Net Purchase Payment" is used frequently in describing the death benefit payable. Net Purchase Payment is an on-going calculation. It does not represent a contract value.

We define Net Purchase Payments as Purchase Payments less an adjustment for each withdrawal, including fees and charges applicable to that withdrawal. If you have not taken any withdrawals from your contract, Net Purchase Payments equals total Purchase Payments into your contract. To calculate the adjustment amount for the first withdrawal made under the contract, we determine the percentage by which the withdrawal reduced the contract value. For example, a $10,000 withdrawal from a $100,000 contract is a 10% reduction in value. This percentage is calculated by dividing the amount of each withdrawal by the contract value immediately before taking the withdrawal. The resulting percentage is then multiplied by the amount of the total Purchase Payments and subtracted from the amount of the total Purchase Payments on deposit at the time of the withdrawal. The resulting amount is the initial Net Purchase Payment.

To arrive at the Net Purchase Payment calculation for subsequent withdrawals, we determine the percentage by which the contract value is reduced, by taking the amount of the withdrawal in relation to the contract value immediately before the withdrawal. We then multiply the Net Purchase Payment calculation as determined prior to the withdrawal, by this percentage. We subtract that result from the Net Purchase Payment calculation as determined prior to the withdrawal to arrive at all subsequent Net Purchase Payment calculations.

THE COMPANY DOES NOT ACCEPT PURCHASE PAYMENTS FROM ANYONE AGE 86 OR OLDER. THEREFORE, THE DEATH BENEFIT CALCULATIONS ASSUME THAT NO PURCHASE PAYMENTS ARE RECEIVED ON OR AFTER YOUR 86TH BIRTHDAY.

DEATH BENEFIT OPTIONS

This contract provides a Standard Death Benefit which is automatically included in your contract for no additional fee and optional enhanced death benefits which you may elect for an additional fee.

STANDARD DEATH BENEFIT

If the contract is issued prior to your 83rd birthday, the standard death benefit on your contract is the greater of:

     1. Contract value; or

     2. Net Purchase Payments.

If the contract is issued on or after the 83rd birthday but prior to your 86th birthday, the standard death benefit is the greater of:

     1. Contract value; or

     2. The lesser of:

        a. Net Purchase Payments; or

        b. 125% of Contract Value.

OPTIONAL ENHANCED DEATH BENEFIT


For an additional fee, you may elect one of the optional death benefits below which can provide greater protection for your beneficiaries. If you elect an optional death benefit, you must choose one of the options listed below at the time you purchase your contract and you cannot change your election thereafter at any time. The fee for the optional death benefit is 0.20% of the average daily net asset value allocated to the Variable Portfolios. You may pay for the optional death benefit and your Beneficiary may never receive the benefit once you begin the Income Phase on or before the Latest Annuity Date.


OPTION 1 - PURCHASE PAYMENT ACCUMULATION DEATH BENEFIT

If the contract is issued prior to your 75th birthday, the death benefit is the greatest of:

     1. Contract value; or

     2. Net Purchase Payments, compounded at 3% annual growth rate to the earlier of the 75th birthday or the date of death, reduced for withdrawals after the 75th birthday in the same proportion that the contract value was reduced on the date of such withdrawal, and adjusted for Net Purchase Payments received after the 75th birthday; or

     3. Contract value on the seventh contract anniversary, reduced for withdrawals since the seventh contract anniversary in the same proportion that the contract value was reduced on the date of such withdrawal, and adjusted for Net Purchase Payments received after the seventh contract anniversary.

The Purchase Payment Accumulation Option can only be elected prior to your 75th birthday.

OPTION 2 - MAXIMUM ANNIVERSARY VALUE DEATH BENEFIT

If the contract is issued prior to your 83rd birthday, the death benefit is the greatest of:

     1. Contract value; or

     2. Net Purchase Payments; or

     3. Maximum anniversary value on any contract anniversary prior to your 83rd birthday. The anniversary values equal the contract value on a contract anniversary, reduced for withdrawals since that contract anniversary in the same proportion that the contract value was reduced on the date of such withdrawal, and adjusted for any Net Purchase Payments since that anniversary.

The Maximum Anniversary Value option can only be elected prior to your 83rd birthday.

For contracts in which the aggregate of all Purchase Payments in contracts issued by AIG SunAmerica Life and/or First SunAmerica to the same owner/annuitant are in excess of $1,000,000, we reserve the right to limit the death benefit amount that is in excess of contract value at the time we receive all paperwork and satisfactory proof of death. Any limit on the maximum death benefit payable would be mutually agreed upon in writing by you and the Company prior to purchasing the contract.


SPOUSAL CONTINUATION

The Continuing Spouse may elect to continue the contract after your death. Generally, the contract, its benefits and elected features, if any, remain the same. The Continuing Spouse is subject to the same fees, charges and expenses applicable to the original owner of the contract. A spousal continuation can only take place once, upon the death of the original owner of the contract. If the Continuing Spouse terminates any optional death benefit or dies after the Latest Annuity Date, no optional death benefit will be payable to the Continuing Spouse's Beneficiary.

To the extent that the Continuing Spouse invests in the Variable Portfolios, they will be subject to investment risk as was the original owner.


Upon a spousal continuation, we will contribute to the contract value an amount by which the death benefit that would have been paid to the Beneficiary upon the death of the original owner, exceeds the contract value ("Continuation Contribution"), if any. We calculate the Continuation Contribution as of the date of the original owner's death. We will add the Continuation Contribution as of the date we receive both the Continuing Spouse's written request to continue the contract and satisfactory proof of death of the original owner ("Continuation Date") at the Annuity Service Center. The Continuation Contribution is not considered a Purchase Payment for the purposes of any other calculations except the death benefit following the Continuing Spouse's death. Generally, the age of the Continuing Spouse on the Continuation Date and on the date of the Continuing Spouse's death will be used in determining any future death benefits under the contract. SEE THE SPOUSAL CONTINUATION APPENDIX FOR A DISCUSSION OF THE DEATH BENEFIT CALCULATIONS AFTER A SPOUSAL CONTINUATION.


WE RESERVE THE RIGHT TO MODIFY, SUSPEND OR TERMINATE THE SPOUSAL CONTINUATION PROVISION (IN ITS ENTIRETY OR ANY COMPONENT) AT ANY TIME FOR PROSPECTIVELY ISSUED CONTRACTS.

PLEASE SEE OPTIONAL LIVING BENEFITS AND DEATH BENEFITS ABOVE FOR INFORMATION ON THE EFFECT OF SPOUSAL CONTINUATION ON THOSE BENEFITS.

EXPENSES
--------------------------------------------------------------------------------

There are fees and expenses associated with your contract which reduce your investment return. We will not increase the contract fees, such as mortality and expense charges or withdrawal charges for the life of your contract. Underlying Fund fees may increase or decrease. Some states may require that we charge less than the amounts described below. Please see Appendix C for state-specific expenses.

We intend to profit from the sale of the contracts. Our profit may be derived as a result of a variety of pricing factors including but not limited to the fees and charges assessed under the contract and/or amounts we may receive from an Underlying Fund, its investment adviser and/or subadvisers (or affiliates thereof). PLEASE SEE PAYMENTS IN CONNECTION WITH THE DISTRIBUTION OF THE CONTRACT BELOW. The fees, charges, amounts received from the Underlying Funds (or affiliates thereof) and any resulting profit may be used for any corporate purpose including supporting marketing, distribution and/or administration of the Contract and, in its role as an intermediary, the Underlying Funds.

SEPARATE ACCOUNT EXPENSES

The annualized Separate Account expense is 1.65% of the average daily ending net asset value allocated to the Variable Portfolios. This charge compensates the Company for the mortality and expense risk and the costs of contract distribution assumed by the Company.

Generally, the mortality risks assumed by the Company arise from its contractual obligations to make annuity income payments after the Annuity Date and to provide a death benefit. The expense risk assumed by the Company is that the costs of administering the contracts and the Separate Account will exceed the amount received from the fees and charges assessed under the contract.

If these charges do not cover all of our expenses, we will pay the difference. Likewise, if these charges exceed our expenses, we will keep the difference. The mortality and expense risk charge is expected to result in a profit. Profit may be used for any legitimate cost or expense including supporting distribution. SEE PAYMENTS IN CONNECTION WITH DISTRIBUTION OF THE CONTRACT BELOW.

UNDERLYING FUND EXPENSES

INVESTMENT MANAGEMENT FEES

The Separate Account purchases shares of the Variable Portfolios. The Accumulation Unit value for each Variable Portfolio reflects the investment management fees and other expenses of the corresponding Underlying Funds. These fees may vary. They are not fixed or specified in your annuity contract, rather the Variable Portfolios are governed by their own boards of trustees.

12b-1 FEES

Underlying Fund shares are subject to a fee of 0.25% imposed under a servicing plan adopted by the Seasons Series Trust pursuant to Rule 12b-1 under the Investment Company Act of 1940, except for the Seasons Managed Allocation Portfolios. The Seasons Managed Allocation Portfolios invest in certain Select and Focused Portfolios, and thus, indirectly bear the expenses of those Underlying Funds including the 12b-1 fees.

FOR MORE DETAILED INFORMATION ON THESE UNDERLYING FUND FEES, REFER TO THE PROSPECTUS FOR THE SEASONS SERIES TRUST.


CONTRACT MAINTENANCE FEE


During the Accumulation Phase, we deduct a contract maintenance fee of $35 from your contract once per year on your contract anniversary. This charge compensates us for the cost of administering your contract. The fee is deducted proportionately from your contract value on your contract anniversary by redeeming the number of Accumulation Units invested in the Variable Portfolios and the dollar amount invested in available Fixed Accounts which in total equal the amount of the fee. If you withdraw your entire contract value, we will deduct the contract maintenance fee from that withdrawal.

If your contract value is $50,000 or more on your contract anniversary date, we currently waive this fee. This waiver is subject to change without notice.

TRANSFER FEE

Generally, we permit 15 free transfers between investment options each contract year. We charge you $25 for each additional transfer that contract year. SEE TRANSFERS DURING THE ACCUMULATION PHASE ABOVE.


OPTIONAL MARKETLOCK FOR LIFE PLUS FEE



The annualized MarketLock For Life Plus fee will be assessed as a percentage of the Benefit Base for all years in which the feature is in effect. The fee for MarketLock For Life Plus depends on whether you elect to cover one life or two lives. The fee will be calculated and deducted quarterly from your contract value, starting on the first quarter following the Effective Date and ending upon termination of the Benefit.



The fee is deducted proportionately from your contract value starting on the first quarter following the contract issue date and ending upon the termination of the feature. The fee is deducted proportionately from your contract value by redeeming the number of Accumulation Units invested in the Variable Portfolios and the dollar amount invested in the available Fixed Accounts which in total equal the amount of the fee. If your contract value falls to zero before the feature has been terminated, the fee will no longer be assessed. We will not assess the quarterly fee if you annuitize your contract before the end of a contract quarter. If the feature is still in effect and you surrender your contract, we will assess a pro-rata fee if you surrender your contract before the end of a contract quarter. The pro-rata fee is calculated by multiplying the full quarterly fee by the number of days between the date the fee was last assessed and the date of surrender divided by the number of days in a contract quarter. The fee is as follows:



----------------------------------------------------------------------
ALL YEARS IN WHICH THE FEATURE IS IN EFFECT       ANNUALIZED FEE
----------------------------------------------------------------------
 For One Covered Person                        0.70% of Benefit Base
----------------------------------------------------------------------
 For Two Covered Persons                       0.95% of Benefit Base
----------------------------------------------------------------------


OPTIONAL ENHANCED DEATH BENEFIT FEE

The annualized fee for the optional death benefit is 0.20% of the average daily ending net asset value allocated to the Variable Portfolio(s).

PREMIUM TAX


Certain states charge the Company a tax on Purchase Payments up to a maximum of 3.5% when you fully surrender your contract or begin the Income Phase. These states may require that we either deduct the premium tax when you make a Purchase Payment or when you fully surrender your contract or begin the Income Phase. SEE STATE APPENDIX BELOW FOR A LISTING OF THE STATES THAT CHARGE PREMIUM TAXES AND THE PERCENTAGE OF THE TAX.


INCOME TAXES

We do not currently deduct income taxes from your contract. We reserve the right to do so in the future.

REDUCTION OR ELIMINATION OF FEES, EXPENSES AND ADDITIONAL AMOUNTS CREDITED

Sometimes sales of contracts to groups of similarly situated individuals may lower our fees and expenses. We reserve the right to reduce or waive certain fees and expenses when this type of sale occurs. In addition, we may also credit additional amounts to contracts sold to such groups. We determine which groups are eligible for this treatment. Some of the criteria we evaluate to make a determination are size of the group; amount of expected Purchase Payments; relationship existing between us and the prospective purchaser; length of time a group of contracts is expected to remain active; purpose of the purchase and whether that purpose increases the likelihood that our expenses will be reduced; and/or any other factors that we believe indicate that fees and expenses may be reduced.

The Company may make such a determination regarding sales to its employees, it affiliates' employees and employees of currently contracted broker-dealers; its registered representatives; and immediate family members of all of those described.

WE RESERVE THE RIGHT TO MODIFY, SUSPEND OR TERMINATE ANY SUCH DETERMINATION OR THE TREATMENT APPLIED TO A PARTICULAR GROUP AT ANY TIME.

INCOME OPTIONS
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ANNUITY DATE


During the Income Phase, we use the money accumulated in your contract to make regular annuity income payments to you. You may begin the Income Phase any time after the 30th day from the date your contract was issued. You must provide us with a written request of the date you want annuity income payments to begin and send your request to the Annuity Service Center. Your annuity date is the first day of the month you select annuity income payments to begin ("Annuity Date"). You may change your Annuity Date by sending a written request to the Annuity Service Center, so long as you do so at least seven days before the annuity income payments are scheduled to begin. Except as indicated under Option 5 below, once you begin receiving annuity income payments, you cannot otherwise access your money through a withdrawal or surrender.



We do not pay a death benefit to your Beneficiary once you begin the Income Phase. SEE DEATH BENEFITS ABOVE.



If your contract value is reduced to zero as a result of receiving guaranteed withdrawals under a living benefit feature, no annuity income payments will be available. PLEASE SEE MARKETLOCK FOR LIFE PLUS ABOVE.

If the Annuity Date is past your 85th birthday, your contract could lose its status as an annuity under Federal tax laws. This may cause you to incur adverse tax consequences. In addition, most Qualified contracts require you to take minimum distributions after you reach age 70 1/2. SEE TAXES BELOW.


ANNUITY INCOME OPTIONS


You must contact us to select an annuity income option by sending a written request to our Annuity Service Center. Once you begin receiving annuity income payments, you cannot change your income option before beginning the Income Phase. If you elect to receive annuity income payments but do not select an income option, your annuity income payments shall be in accordance with income Option 4 for a period of 10 years; for annuity income payments based on joint lives, the default is income Option 3 for a period of 10 years.


We base our calculation of annuity income payments on the life expectancy of the Annuitant and the annuity rates set forth in your contract. As the contract owner, you may change the Annuitant at any time prior to the Annuity Date. You must notify us if the Annuitant dies before the Annuity Date and designate a new Annuitant. If we do not receive your notification no annuity income option based on the life of the Annuitant may be elected.

INCOME OPTION 1 - LIFE INCOME ANNUITY

This option provides annuity income payments for the life of the Annuitant. Annuity income payments end when the Annuitant dies.

INCOME OPTION 2 - JOINT AND SURVIVOR LIFE INCOME ANNUITY

This option provides annuity income payments for the life of the Annuitant and for the life of another designated person. Upon the death of either person, we will continue to make annuity income payments during the lifetime of the survivor. Annuity income payments end when the survivor dies.

INCOME OPTION 3 - JOINT AND SURVIVOR LIFE INCOME ANNUITY WITH 10 OR 20 YEARS GUARANTEED

This option is similar to Option 2 above, with an additional guarantee of payments for at least 10 or 20 years, depending on the period chosen. If the Annuitant and the survivor die before all of the guaranteed annuity income payments have been made, the remaining annuity income payments are made to the Beneficiary under your contract.

INCOME OPTION 4 - LIFE INCOME ANNUITY WITH 10 OR 20 YEARS GUARANTEED

This option is similar to Option 1 above with an additional guarantee of payments for at least 10 or 20 years, depending on the period chosen. If the Annuitant dies before all guaranteed annuity income payments are made, the remaining annuity income payments are made to the Beneficiary under your contract.

INCOME OPTION 5 - INCOME FOR A SPECIFIED PERIOD

This option provides annuity income payments for a guaranteed period ranging from 5 to 30 years, depending on the period chosen. If the Annuitant dies before all the guaranteed annuity income payments are made, the remaining annuity income payments are made to the Beneficiary under your contract. Additionally, if variable annuity income payments are elected under this option, you (or the Beneficiary under the contract if the Annuitant dies prior to all guaranteed annuity income payments being made) may redeem any remaining guaranteed variable annuity income payments after the Annuity Date. The amount available upon such redemption would be the discounted present value of any remaining guaranteed variable annuity income payments.

The value of an Annuity Unit, regardless of the option chosen, takes into account the mortality and expense risk charge. Since income Option 5 does not contain an element of mortality risk, no benefit is derived from this charge.

Please read the Statement of Additional Information for a more detailed discussion of the annuity income options.

FIXED OR VARIABLE ANNUITY INCOME PAYMENTS

You can choose annuity income payments that are fixed, variable or both. Unless otherwise elected, if at the date when annuity income payments begin you are invested in the Variable Portfolios only, your annuity income payments will be variable and if your money is only in Fixed Accounts at that time, your annuity income payments will be fixed in amount. Further, if you are invested in both fixed and variable investment options when annuity income payments begin, your payments will be fixed and variable, unless otherwise elected. If annuity income payments are fixed, the Company guarantees the amount of each payment. If the annuity income payments are variable, the amount is not guaranteed.

ANNUITY INCOME PAYMENTS

We make annuity income payments on a monthly, quarterly, semi-annual or annual basis. You instruct us to send you a check or to have the payments directly deposited into your bank account. If state law allows, we distribute annuities with a contract value of $5,000 or less in a lump sum. Also, if state law allows and the selected annuity income option results in annuity income payments of less than $50 per payment, we may decrease the frequency of payments.

If you are invested in the Variable Portfolios after the Annuity date, your annuity income payments vary depending on the following:

     - for life options, your age when annuity income payments begin; and

     - the contract value attributable to the Variable Portfolios on the Annuity Date; and

     - the 3.5% assumed investment rate used in the annuity table for the contract; and

     - the performance of the Variable Portfolios in which you are invested during the time you receive annuity income payments.

If you are invested in both the Fixed Accounts and the Variable Portfolios after the Annuity Date, the allocation of funds between the Fixed Accounts and Variable Portfolios also impacts the amount of your annuity income payments.

The value of variable annuity income payments, if elected, is based on an assumed interest rate ("AIR") of 3.5% compounded annually. Variable annuity income payments generally increase or decrease from one annuity income payment date to the next based upon the performance of the applicable Variable Portfolios. If the performance of the Variable Portfolios selected is equal to the AIR, the annuity income payments will remain constant. If performance of Variable Portfolios is greater than the AIR, the annuity income payments will increase and if it is less than the AIR, the annuity income payments will decline.

TRANSFERS DURING THE INCOME PHASE

During the Income Phase, one transfer per month is permitted between the Variable Portfolios. No other transfers are allowed during the Income Phase. Transfers will be effected for the last NYSE business day of the month in which we receive your request for the transfer.

DEFERMENT OF PAYMENTS

We may defer making fixed payments for up to six months, or less if required by law. Interest is credited to you during the deferral period. SEE ALSO ACCESS TO YOUR MONEY ABOVE FOR A DISCUSSION OF WHEN PAYMENTS FROM A VARIABLE PORTFOLIO MAY BE SUSPENDED OR POSTPONED.

TAXES
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NOTE: THE BASIC SUMMARY BELOW ADDRESSES BROAD FEDERAL TAXATION MATTERS, AND GENERALLY DOES NOT ADDRESS STATE TAXATION ISSUES OR QUESTIONS. IT IS NOT TAX ADVICE. WE CAUTION YOU TO SEEK COMPETENT TAX ADVICE ABOUT YOUR OWN CIRCUMSTANCES. WE DO NOT GUARANTEE THE TAX STATUS OF YOUR ANNUITY. TAX LAWS CONSTANTLY CHANGE; THEREFORE, WE CANNOT GUARANTEE THAT THE INFORMATION CONTAINED HEREIN IS COMPLETE AND/OR ACCURATE. WE HAVE INCLUDED AN ADDITIONAL DISCUSSION REGARDING TAXES IN THE STATEMENT OF ADDITIONAL INFORMATION.

ANNUITY CONTRACTS IN GENERAL

The Internal Revenue Code ("IRC") provides for special rules regarding the tax treatment of annuity contracts. Generally, taxes on the earnings in your annuity contract are deferred until you take the money out. Qualified retirement investments that satisfy specific tax and ERISA requirements automatically provide tax deferral regardless of whether the underlying contract is an annuity, a trust, or a custodial account. Different rules apply depending on how you take the money out and whether your contract is Qualified or Non-Qualified.

If you do not purchase your contract under a pension plan, a specially sponsored employer program or an individual retirement account, your contract is referred to as a Non-qualified contract. A Non-qualified contract receives different tax treatment than a Qualified contract. In general, your cost in a Non-qualified contract is equal to the Purchase Payments you put into the contract. You have already been taxed on the cost basis in your contract.

If you purchase your contract under a pension plan, a specially sponsored employer program, as an individual retirement annuity, or under an individual retirement account, your contract is referred to as a Qualified Contract. Examples of qualified plans or arrangements are: Individual Retirement Annuities and Individual Retirement Accounts (IRAs), Roth IRAs, Tax-Sheltered Annuities (also referred to as 403(b) annuities or 403(b) contracts), plans of self-employed individuals (often referred to as H.R. 10 Plans or Keogh Plans), pension and profit sharing plans including 401(k) plans, and governmental 457(b) plans. Typically, for employer plans and tax-deductible IRA contributions, you have not paid any tax on the Purchase Payments used to buy your contract and therefore, you have no cost basis in your contract. However, you normally will have a cost basis in a Roth IRA, a Roth 403(b) or a Roth 401(k) account, and you may have cost basis in a traditional IRA or in another Qualified Contract.

AGGREGATION OF CONTRACTS

All Non-Qualified Contracts that are issued by us (or our affiliates) to you during any calendar year will be treated as one annuity contract for purposes of determining the taxable amount of any distribution.

TAX TREATMENT OF DISTRIBUTIONS - NON-QUALIFIED CONTRACTS

If you make partial or total withdrawals from a Non-qualified contract, the IRC generally treats such withdrawals as coming first from taxable earnings and then coming from your Purchase Payments. Purchase payments made prior to August 14, 1982, however, are an important exception to this general rule, and for tax purposes generally are treated as being distributed first, before either the earnings on those contributions, or other purchase payments and earnings in the contract. If you annuitize your contract, a portion of each income payment will be considered, for tax purposes, to be a return of a portion of your Purchase Payment, generally until you have received all of your Purchase Payment. Any portion of each income payment that is considered a return of your Purchase Payment will not be taxed. Additionally, the taxable portion of any withdrawals, whether annuitized or other withdrawals, generally is subject to applicable state and/or local income taxes, and may be subject to an additional 10% penalty tax unless withdrawn in conjunction with the following circumstances:

     - after attaining age 59 1/2;

     - when paid to your beneficiary after you die;

     - after you become disabled (as defined in the IRC);

     - when paid as a part of a series of substantially equal periodic payments (not less frequently than annually) made for your life (or life expectancy) or the joint lives (or joint expectancies) of you and your designated beneficiary for a period of 5 years or attainment of age
       59 1/2, whichever is later;

     - under an immediate annuity contract;

     - which are attributable to Purchase Payments made prior to August 14, 1982.

TAX TREATMENT OF DISTRIBUTIONS - QUALIFIED CONTRACTS (INCLUDING GOVERNMENTAL 457(b) ELIGIBLE DEFERRED COMPENSATION PLANS)

Generally, you have not paid any taxes on the Purchase Payments used to buy a Qualified contract. As a result, most amounts withdrawn from the contract or received as income payments will be taxable income. Exceptions to this general rule include withdrawals attributable to after-tax Roth IRA, Roth 403(b), and Roth 401(k) contributions. Withdrawals from Roth IRAs are generally treated for federal tax purposes as coming first from the Roth contributions that have already been taxed, and as entirely tax free. Withdrawals from Roth 403(b) and Roth 401(k) accounts, and withdrawals generally from Qualified Contracts, are treated generally as coming pro-rata from amounts that already have been taxed and amounts that are taxed upon withdrawal. Withdrawals from Roth IRA, Roth 403(b) and

Roth 401(k) accounts which satisfy certain qualification requirements, including at least five years in a Roth account under the plan or IRA and either attainment of age 59 1/2, death or disability (or, if an IRA for the purchase of a first home), will not be subject to federal income taxation.

The taxable portion of any withdrawal or income payment from a Qualified Contract will be subject to an additional 10% penalty tax, under the IRC, except in the following circumstances:

     - after attainment of age 59 1/2;

     - when paid to your beneficiary after you die;

     - after you become disabled (as defined in the IRC);

     - as a part of a series of substantially equal periodic payments (not less frequently than annually) made for your life (or life expectancy) or the joint lives (or joint expectancies) of you and your designated beneficiary for a period of 5 years or attainment of age 59 1/2, whichever is later;

     - payments to employees after separation from service after attainment of age 55 (does not apply to IRAs);

     - dividends paid with respect to stock of a corporation described in IRC
       Section 404(k);

     - for payment of medical expenses to the extent such withdrawals do not exceed limitations set by the IRC for deductible amounts paid during the taxable year for medical care;

     - payments to alternate payees pursuant to a qualified domestic relations order (does not apply to IRAs);

     - for payment of health insurance if you are unemployed and meet certain requirements;

     - distributions from IRAs for higher education expenses;

     - distributions from IRAs for first home purchases;

     - amounts distributed from a Code Section 457(b) plan other than to the extent such amounts in a governmental Code Section 457(b) plan represent rollovers from an IRA or employer-sponsored plan to which the 10% penalty would otherwise apply and which are treated as distributed from a Qualified plan for purposes of the premature distribution penalty.

The IRC limits the withdrawal of an employee's voluntary Purchase Payments from a Tax-Sheltered Annuity (TSA). Withdrawals can only be made when an owner: (1) reaches age 59 1/2; (2) severs employment with the employer; (3) dies; (4) becomes disabled (as defined in the IRC); or (5) experiences a financial hardship (as defined in the IRC). In the case of hardship, the owner can only withdraw Purchase Payments. Additional plan limitations may also apply. Amounts held in a TSA annuity contract as of December 31, 1988 are not subject to these restrictions. Qualifying transfers of amounts from one TSA contract to another TSA contract under section 403(b) or to a custodial account under section 403(b)(7), and qualifying transfers to a state defined benefit plan to purchase service credits, are not considered distributions, and thus are not subject to these withdrawal limitations. Transfer among 403(b) annuities and/or 403(b)(7) custodial accounts generally are subject to rules set out in the Code, regulations, IRS pronouncements, and other applicable legal authorities. The Department of the Treasury published proposed 403(b) regulations on November 16, 2004. These Treasury regulations, when issued in final form, could affect or limit contractual rights, including but not limited to the right to transfer amounts to another provider. If amounts are transferred from a custodial account described in Code section 403(b)(7) to this contract the transferred amount will retain the custodial account withdrawal restrictions.

Withdrawals from other Qualified Contracts are often limited by the IRC and by the employer's plan.

If you are purchasing the Contract as an investment vehicle for a trust under a Qualified Plan, you should consider that the Contract does not provide any additional tax-deferral benefits beyond the treatment provided by the trust itself. In addition, if the Contract itself is a qualifying arrangement (as with a 403(b) annuity or Individual Retirement Annuity), the Contract generally does not provide tax deferral benefits beyond the treatment provided to alternative qualifying arrangements such as trusts or custodial accounts. However, in both cases the Contract offers features and benefits that other investments may not offer. You and your financial representative should carefully consider whether the features and benefits, including the investment options, lifetime annuity income options, and protection through living benefits, death benefits and other benefits provided under an annuity contract issued in connection with a Qualified contract are suitable for your needs and objectives and are appropriate in light of the expense.

MINIMUM DISTRIBUTIONS

Generally, the IRC requires that you begin taking annual distributions from Qualified annuity contracts by April 1 of the calendar year following the later of (1) the calendar year in which you attain age 70 1/2 or (2) the calendar year in which you separate from service from the employer sponsoring the plan. If you own an IRA, you must begin taking distributions when you attain age 70 1/2. If you own more than one TSA, you may be permitted to take your annual distributions in any combination from your TSAs. A similar rule applies if you own more than one IRA. However, you cannot satisfy this distribution requirement for your TSA contract by taking a distribution from an IRA, and you cannot satisfy the requirement for your IRA by taking a distribution from a TSA.

You may be subject to a surrender charge on withdrawals taken to meet minimum distribution requirements, if the withdrawals exceed the contract's maximum penalty free amount.

Failure to satisfy the minimum distribution requirements may result in a tax penalty. You should consult your tax advisor for more information.

You may elect to have the required minimum distribution amount on your contract calculated and withdrawn each year under the automatic withdrawal option. You may select monthly, quarterly, semiannual, or annual withdrawals for this purpose. This service is provided as a courtesy and we do not guarantee the accuracy of our calculations. Accordingly, we recommend you consult your tax advisor concerning your required minimum distribution. You may terminate your election for automated minimum distribution at any time by sending a written request to our Annuity Service Center. We reserve the right to change or discontinue this service at any time.

The IRS issued regulations, effective January 1, 2003, regarding required minimum distributions from Qualified annuity contracts. One of the regulations effective January 1, 2006 will require that the annuity contract value used to determine required minimum distributions include the actuarial value of other benefits under the contract, such as optional death benefits and living benefits. This regulation does not apply to required minimum distributions made under an irrevocable annuity income option. You should discuss the effect of these new regulations with your tax advisor.

TAX TREATMENT OF DEATH BENEFITS

Any death benefits paid under the contract are taxable to the Beneficiary. The rules governing the taxation of payments from an annuity contract, as discussed above, generally apply whether the death benefits are paid as lump sum or annuity payments. Estate taxes may also apply.

Certain enhanced death benefits may be purchased under your contract. Although these types of benefits are used as investment protection and should not give rise to any adverse tax effects, the IRS could take the position that some or all of the charges for these death benefits should be treated as a partial withdrawal from the contract. In that case, the amount of the partial withdrawal may be includible in taxable income and subject to the 10% penalty if the owner is under 59 1/2.

If you own a Qualified contract and purchase these enhanced death benefits the IRS may consider these benefits "incidental death benefits" or "life insurance." The IRC imposes limits on the amount of the incidental benefits and/or life insurance allowable for Qualified contracts and the employer-sponsored plans under which they are purchased. If the death benefit(s) selected by you are considered to exceed these limits, the benefit(s) could result in taxable income to the owner of the Qualified contract, and in some cases could adversely impact the qualified status of the Qualified contract or the plan. You should consult your tax advisor regarding these features and benefits prior to purchasing a contract.

TAX TREATMENT OF OPTIONAL LIVING BENEFITS

Generally, we will treat amounts credited to the contract value under the optional living benefit guarantees, for income tax purposes, as earnings in the contract. Payments in accordance with such guarantees after the contract value has been reduced to zero may be treated for tax purposes as amounts received as an annuity, if the other requirements for such treatment are satisfied. All payments or withdrawals after cost basis has been reduced to zero, whether or not under such a guarantee, will be treated as taxable amounts.

If available and you elect an optional living benefit, the application of certain tax rules, including those rules relating to distributions from your contract, are not entirely clear. Such benefits are not intended to adversely affect the tax treatment of distributions or of the contract. However, you should be aware that little such guidance is available. In view of this uncertainty, you should consult a tax advisor before purchasing a guaranteed minimum withdrawal benefit rider and/or other optional living benefit.

CONTRACTS OWNED BY A TRUST OR CORPORATION

A Trust or Corporation ("Non-Natural Owner") that is considering purchasing this contract should consult a tax advisor. Generally, the IRC does not treat a Non-qualified contract owned by a non-natural owner as an annuity contract for Federal income tax purposes. The non-natural owner pays tax currently on the contract's value in excess of the owner's cost basis. However, this treatment is not applied to a contract held by a trust or other entity as an agent for a natural person nor to contracts held by Qualified Plans. See the SAI for a more detailed discussion of the potential adverse tax consequences associated with non-natural ownership of a Non-qualified annuity contract.

GIFTS, PLEDGES AND/OR ASSIGNMENTS OF A CONTRACT

If you transfer ownership of your Non-qualified contract to a person other than your spouse (or former spouse incident to divorce) as a gift you will pay federal income tax on the contract's cash value to the extent it exceeds your cost basis. The recipient's cost basis will be increased by the amount on which you will pay federal taxes. In addition, the IRC treats any assignment or pledge (or agreement to assign or pledge) of any portion of a Non- qualified contract as a withdrawal. See the SAI for a more detailed discussion regarding potential tax consequences of gifting, assigning, or pledging a Non-qualified contract.

The IRC prohibits Qualified annuity contracts including IRAs from being transferred, assigned or pledged as security for a loan. This prohibition, however, generally does not apply to loans under an employer-sponsored plan (including loans from the annuity contract) that satisfy certain requirements, provided that: (a) the plan is not an unfunded deferred compensation plan; and
(b) the plan funding vehicle is not an IRA.

DIVERSIFICATION AND INVESTOR CONTROL

The IRC imposes certain diversification requirements on the underlying investments for a variable annuity. We believe that the manager of the Underlying Funds monitors the Funds so as to comply with these requirements. To be treated as a variable annuity for tax purposes, the underlying investments must meet these requirements.

The diversification regulations do not provide guidance as to the circumstances under which you, and not the Company, would be considered the owner of the shares of the Variable Portfolios under your Non-qualified contract, because of the degree of control you exercise over the underlying investments. This diversification requirement is sometimes referred to as "investor control." The determination of whether you possess sufficient incidents of ownership over Variable Portfolio assets to be deemed the owner of the Underlying Funds depends on all of the relevant facts and circumstances. However, IRS Revenue Ruling 2003-91 provides that an annuity owner's ability to choose among general investment strategies either at the time of the initial purchase or thereafter, does not constitute control sufficient to cause the contract holder to be treated as the owner of the Variable Portfolios. The Revenue Ruling provides that if, based on all the facts and circumstances, you do not have direct or indirect control over the Separate Account or any Variable Portfolio asset, then you do not possess sufficient incidents of ownership over the assets supporting the annuity to be deemed the owner of the assets for federal income tax purposes. If any guidance is provided which is considered a new position, then the guidance should generally be applied prospectively. However, if such guidance is considered not to be a new position, it may be applied retroactively. This would mean that you, as the owner of the Non-qualified contract, could be treated as the owner of the Underlying Fund. Due to the uncertainty in this area, we reserve the right to modify the contract in an attempt to maintain favorable tax treatment.

These investor control limitations generally do not apply to Qualified contracts, which are referred to as "Pension Plan Contracts" for purposes of this rule, although the limitations could be applied to Qualified contracts in the future.

OTHER INFORMATION
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AIG SUNAMERICA LIFE

The Company is a stock life insurance company originally organized under the laws of the state of California in April 1965. On January 1, 1996, the Company redomesticated under the laws of the state of Arizona. Its principal place of business is 1 SunAmerica Center, Los Angeles, California 90067. The Company conducts life insurance and annuity business in the District of Columbia and all states except New York. The Company is an indirect, wholly owned subsidiary of American International Group, Inc. ("AIG"), a Delaware corporation.

Circumstances affecting AIG can have an impact on the Company. For example, downgrades or other ratings actions taken by the major rating agencies with respect to AIG can result in corresponding downgrades and ratings actions being taken with respect to the Company's ratings.

THE DISTRIBUTOR


AIG SunAmerica Capital Services, Inc., ("Distributor") located at Harborside Financial Center, 3200 Plaza 5, Jersey City, NJ 07311-4992, distributes the contracts. The Distributor, an affiliate of the Company, is a registered broker-dealer under the Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA") formerly known as the National Association of Securities Dealers, Inc. No underwriting fees are retained in connection with the distribution of the contracts.


THE SEPARATE ACCOUNT

The Company established the Separate Account, Variable Annuity Account Five, under Arizona law on July 8, 1996 when it assumed the Separate Account, originally established under California law on June 25, 1981. The Separate Account is registered with the SEC as a unit investment trust under the Investment Company Act of 1940, as amended.

The Company owns the assets in the Separate Account. However, the assets in the Separate Account are not chargeable with liabilities arising out of any other business conducted by the Company. Income gains and losses (realized and unrealized) resulting from assets in the Separate Account are credited to or charged against the Separate Account without regard to other income gains or losses of the Company.

You benefit from dividends received by the Separate Account through an increase in your unit value. The Company expects to benefit from these benefits through tax credits and corporate dividends received deductions; however, these corporate deductions are not passed back to the Separate Account or to contract owners.

THE GENERAL ACCOUNT

Money allocated to any Fixed Accounts goes into the Company's general account. The general account consists of all of the company's assets other than assets attributable to a Separate Account. All of the assets in the general account are chargeable with the claims of any of the Company's contract holders as well as all of its creditors. The general account funds are invested as permitted under state insurance laws.

The Company has a support agreement in effect between the Company and its ultimate parent company, AIG. See AIG SUPPORT AGREEMENT below and the Statement of Additional Information for more information regarding this arrangement.

PAYMENTS IN CONNECTION WITH DISTRIBUTION OF THE CONTRACT

PAYMENTS WE MAKE

We make payments in connection with the distribution of the contracts that generally fall into the three categories below.

COMMISSIONS. Registered representatives of broker-dealers ("selling firms") licensed under federal securities laws and state insurance laws sell the contract to the public. The selling firms have entered into written selling agreements with the Company and the Distributor. We pay commissions to the selling firms for the sale of your contract. The selling firms are paid commissions for the promotion and sale of the contracts according to one or more schedules. The amount and timing of commissions will vary depending on the selling firm and its selling agreement with us. For example, as one option, we may pay upfront commission only, up to a maximum 2.50% of each Purchase Payment you invest (which may include promotional amounts we may pay periodically as commission specials). Another option may be a lower upfront commission on each Purchase Payment, with a trail commission of up to a maximum 1.50% of contract value annually. The registered representative who sells you the contract typically receives a portion of the compensation we pay to his/her selling firm, depending on the agreement between the selling firms and its registered representative and their internal compensation program.

ADDITIONAL CASH COMPENSATION. We may pay selling firms support fees in the form of additional cash compensation. These payments may be intended to reimburse the selling firms for specific expenses incurred or may be based on sales, certain assets under management, longevity of assets invested with us or a flat fee. These payments may be consideration for, among other things, product placement/preference, greater access to train and educate the selling firm's registered representatives about our products, our participation in sales conferences and educational seminars and for selling firms to perform due diligence on our products. The amount of these fees may be tied to the anticipated level of our access in that selling firm. We enter into such arrangements in our discretion and we may negotiate customized arrangements with selling firms, including affiliated and non-affiliated selling firms based on various factors. These special compensation arrangements are not offered to all selling firms and the terms of such arrangements may differ between selling firms. We do not assess a specific charge directly to you or your separate account assets in order to cover commissions and other sales expenses and incentives we pay. However, we anticipate recovering these amounts from the fees and charges collected under the contract.


NON-CASH COMPENSATION. Some registered representatives may receive various types of non-cash compensation such as gifts and entertainment in connection with our marketing efforts. We may also pay for registered representatives to attend educational and/or business seminars. Any such compensation is paid in accordance with SEC and FINRA rules.


Commissions and other support fees may influence the way that a selling firm and its registered representatives market the contract and service customers who purchase the contract, and may influence the selling firm and its registered representatives to present this contract over others available in the market place. YOU SHOULD DISCUSS WITH YOUR SELLING FIRM AND/OR REGISTERED REPRESENTATIVE HOW THEY ARE COMPENSATED FOR SALES OF A CONTRACT AND/OR ANY RESULTING REAL OR PERCEIVED CONFLICTS OF INTEREST.


PAYMENTS WE RECEIVE


We may directly or indirectly receive payments from the Trust's investment adviser and/or subadvisers (or affiliates thereof), in connection with certain administrative, marketing and other services we provide and related expenses we incur. We generally receive three kinds of payments.

RULE 12B-1 FEES. We receive 12b-1 fees of 0.25% of the average daily assets of the Underlying Funds in the Contracts from the Trust. These fees are deducted directly from the assets of the Underlying Funds. Please see EXPENSES above.

ADMINISTRATIVE, MARKETING AND SUPPORT SERVICE FEES. We receive compensation from the Trust's investment adviser, AIG SAAMCo, our affiliate, related to the availability of the Underlying Funds in the contract. These payments may be derived, in whole or in part, from the investment management fees deducted from assets of the Underlying Funds. Contract owners, through their indirect investment in the Trust, bear the costs of these investment management fees. Such amounts are paid pursuant to a profit sharing agreement and are not expected to exceed 0.50% annually based on assets under management.

OTHER PAYMENTS. Certain subadvisers (or affiliates thereof) may help offset the costs we incur for training to support sales of the Underlying Funds in the contract. These amounts may provide such subadvisers access to national and regional sales conferences attended by our employees and registered representatives. In addition, we (and our affiliates) may receive occasional gifts, entertainment or other compensation as an incentive to market the Underlying Funds and to cooperate with their marketing efforts. As a result of these payments, the investment adviser and subadvisers (or affiliates thereof) may benefit from increased access to our wholesalers and to our affiliates involved in the distribution of the contract.

ADMINISTRATION

We are responsible for the administrative servicing of your contract. Please contact our Annuity Service Center at (800) 445-SUN2, if you have any comment, question or service request.

We send out transaction confirmations and quarterly statements. During the Accumulation Phase, you will receive confirmation of transactions within your contract. Transactions made pursuant to contractual or systematic agreements, such as dollar cost averaging, may be confirmed quarterly. Purchase Payments received through the automatic payment plan or a salary reduction arrangement, may also be confirmed quarterly. For all other transactions, we send confirmations immediately. It is your responsibility to review these documents carefully and notify us of any inaccuracies immediately. We investigate all inquiries. To the extent that we believe we made an error, we retroactively adjust your contract, provided you notify us within 30 days of receiving the transaction confirmation or quarterly statement. Any other adjustments we deem warranted are made as of the time we receive notice of the error.

LEGAL PROCEEDINGS

Along with other companies, the Company has received subpoenas for information in connection with an ongoing investigation by the Securities & Exchange Commission ("SEC") and the United States Department of Justice ("DOJ") concerning the issuance of guaranteed investment contracts in connection with tax exempt issuances. The Company is cooperating fully with the investigation. The impact of this matter, if any, on the Company's financial position cannot be reasonably estimated at this time.


There are no pending legal proceedings affecting the Separate Account. Various lawsuits against the Company and its subsidiaries have arisen in the ordinary course of business. In addition, various federal, state and other regulatory agencies may from time to time review, examine or inquire into the operations, practices and procedures of the Company and its subsidiaries, such as through financial examinations, market conduct exams or regulatory inquiries. In management's opinion, except as noted above, these matters are not material in relation to the financial position of the Company.


FINANCIAL STATEMENTS

AIG SUPPORT AGREEMENT

AIG has entered into a support agreement with the Company under which AIG has agreed to cause the Company to maintain a minimum net worth and liquidity to meet its policy obligations. The support agreement requires AIG to make payments solely to the Company and not to the policyholders. Under no circumstance can a policyholder proceed directly against AIG for payment on its own behalf; all actions under the support agreements must be brought by the Company, or if the Company fails to enforce its rights, by a policyholder on behalf of the Company.

WHERE YOU CAN FIND MORE INFORMATION

The SEC allows us to "incorporate by reference" some of the information the Company and AIG files with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus.

[FINANCIAL STATEMENT INFORMATION TO BE UPDATED BY AMENDMENT]

AIG is subject to the informational requirements of the Exchange Act. AIG files reports and other information with the SEC to meet those requirements. AIG files this information electronically pursuant to EDGAR, and it is available to the public through the SEC's website at http://www.sec.gov. You can also inspect and copy this information at SEC public facilities at the following locations:

WASHINGTON, DISTRICT OF COLUMBIA
100 F. Street, N.E., Room 1580
Washington, DC 20549

CHICAGO, ILLINOIS
175 W. Jackson Boulevard
Chicago, IL 60604

NEW YORK, NEW YORK
3 World Financial, Room 4300
New York, NY 10281

To obtain copies by mail contact the Washington, D.C. location. After you pay the fees as prescribed by the rules and regulations of the SEC, the required documents are mailed. The Company will provide without charge to each person to whom this prospectus is delivered, upon written or oral request, a copy of the above documents incorporated by reference. Requests for these documents should be directed to the Company's Annuity Service Center, as follows:

AIG SunAmerica Life Assurance Company
Annuity Service Center
P.O. Box 54299
Los Angeles, California 90054-0299
Telephone Number: (800) 445-SUN2

The financial statements of the Company and the Separate Account can be found in the Statement of Additional Information ("SAI"). You may obtain a free copy of this SAI if you contact our Annuity Service Center at (800) 445-SUN2.

REGISTRATION STATEMENTS

Registration statements under the Securities Act of 1933, as amended, related to the contracts offered by this prospectus are on file with the SEC. This prospectus does not contain all of the information contained in the registration statements and exhibits. For further information regarding the Separate Account, the Company and its general account, the Variable Portfolios and the contract, please refer to the registration statements and exhibits.

TABLE OF CONTENTS OF

STATEMENT OF ADDITIONAL INFORMATION
--------------------------------------------------------------------------------

Additional information concerning the operations of the Separate Account is contained in the Statement of Additional Information, which is available without charge upon written request. Please use the request form at the back of this prospectus and send it to our Annuity Service Center at P.O. Box 54299, Los Angeles, California 90054-0299 or by calling (800) 445-SUN2. The contents of the SAI are listed below.

Separate Account............................................    3
General Account.............................................    3
Support Agreement Between the Company and AIG...............    4
Performance Data............................................    4
Annuity Income Payments.....................................    6
Annuity Unit Values.........................................    6
Taxes.......................................................   13
Distribution of Contracts...................................   21
Financial Statements........................................   21

APPENDIX A - DEATH BENEFITS FOLLOWING

SPOUSAL CONTINUATION
--------------------------------------------------------------------------------


The following details the death benefit options payable upon the Continuing Spouse's death. The death benefit we will pay to the new Beneficiary chosen by the Continuing Spouse varies depending on the death benefit option elected by the original owner of the contract, the age of the Continuing Spouse as of the Continuation Date and the Continuing Spouse's date of death.



Capitalized terms used in this Appendix have the same meaning as they have in the prospectus.



The term "Continuation Net Purchase Payment" is used frequently in describing the death benefit payable upon a spousal continuation. We define Continuation Net Purchase Payment as Net Purchase Payments made as of the Continuation Date. For the purpose of calculating Continuation Net Purchase Payments, the amount that equals the contract value on the Continuation Date, including the Continuation Contribution, is considered a Purchase Payment. If the Continuing Spouse makes no additional Purchase Payments or withdrawals, the Continuation Net Purchase Payments equals the contract value on the Continuation Date, including the Continuation Contribution, if any.



The term "withdrawals" as used in describing the death benefits is defined as withdrawals and the fees and charges applicable to those withdrawals.



THE COMPANY WILL NOT ACCEPT PURCHASE PAYMENTS FROM ANYONE AGE 86 OR OLDER. THEREFORE, THE DEATH BENEFIT CALCULATIONS DESCRIBED BELOW ASSUME THAT NO PURCHASE PAYMENTS ARE RECEIVED ON OR AFTER YOUR 86TH BIRTHDAY.


1. STANDARD DEATH BENEFIT

If the Continuing Spouse is age 82 or younger on the Continuation Date, the death benefit will be the greater of:

     a. Contract value; or

     b. Continuation Net Purchase Payments.

If the Continuing Spouse is age 83-85 on the Continuation Date, the death benefit will be the greater of:

     a. Contract value; or

     b. The lesser of:

        (1) Continuation Net Purchase Payments; or

        (2) 125% of the contract value.

If the Continuing Spouse is age 86 and older on the Continuation Date, the death benefit is equal to the contract value.

2. PURCHASE PAYMENT ACCUMULATION OPTION

If the Continuing Spouse is age 74 or younger on the Continuation Date, the death benefit will be the greatest of:

     a. Contract value; or

     b. Continuation Net Purchase Payments, compounded at 3% annual growth rate, to the earlier of the Continuing Spouse's 75th birthday or date of death, reduced for withdrawals after the 75th birthday in the same proportion that the contract value was reduced on the date of such withdrawal, and adjusted for any Continuation Net Purchase Payments received after the Continuing Spouse's 75th birthday; or

     c. Contract value on the seventh contract anniversary (from the original contract issue date), reduced for withdrawals since the seventh contract anniversary in the same proportion that the contract value was reduced on the date of such withdrawal, and adjusted for any Net Purchase Payments received after the seventh contract anniversary.

If the Continuing Spouse is age 75-82 on the Continuation Date, the death benefit will be the greatest of:

     a. Contract value; or

     b. Continuation Net Purchase Payments; or

     c. Maximum anniversary value on any contract anniversary that occurred after the Continuation Date, but prior to the Continuing Spouse's 83rd birthday. The anniversary value for any year is equal to the contract value on the applicable contract anniversary date, reduced for withdrawals since that contract anniversary in the same proportion that the contract value was reduced on the date of such withdrawal, and adjusted for any Continuation Net Purchase Payments received since that anniversary date.

If the Continuing Spouse is age 83-85 on the Continuation Date, then the death benefit will be the Standard Death Benefit described above and the fee for the Purchase Payment Accumulation option will no longer be deducted as of the Continuation Date.

If the Continuing Spouse is age 86 or older on the Continuation Date, the death benefit is equal to contract value and the fee for the Purchase Payment Accumulation option will no longer be deducted as of the Continuation Date.

3. MAXIMUM ANNIVERSARY VALUE OPTION

If the Continuing Spouse is age 82 or younger on the Continuation Date, the death benefit will be the greatest of:

     a. Contract value; or

     b. Continuation Net Purchase Payments; or

     c. Maximum anniversary value on any contract anniversary that occurred after the Continuation Date, but prior to the Continuing Spouse's 83rd birthday. The anniversary value for any year is equal to the contract value on the applicable contract anniversary date after the Continuation Date, reduced for withdrawals since that contract anniversary in the same proportion that the contract value was reduced on the date of such withdrawal, and adjusted for any Continuation Net Purchase Payments received since that anniversary date.

If the Continuing Spouse is age 83-85 on the Continuation Date, the death benefit will be the Standard Death Benefit described above and the fee for the Maximum Anniversary Value option will no longer be deducted as of the Continuation Date.

If the Continuing Spouse is age 86 and older on the Continuation Date, the death benefit is equal to contract value.

WE RESERVE THE RIGHT TO MODIFY, SUSPEND OR TERMINATE THE SPOUSAL CONTINUATION PROVISION (IN ITS ENTIRETY OR ANY COMPONENT) AT ANY TIME FOR PROSPECTIVELY ISSUED CONTRACTS.

APPENDIX B - MARKETLOCK EXAMPLES

--------------------------------------------------------------------------------


The following examples demonstrate the operation of the MarketLock For Life Plus feature:


MARKETLOCK FOR LIFE PLUS EXAMPLES

     EXAMPLE 1:


     Assume you elect MarketLock For Life Plus and you invest a single Purchase Payment of $100,000, and you make no additional Purchase Payments, and no withdrawals before the 1st contract anniversary. Assume that on your 1st contract anniversary, your contract value is $103,000.


     Your initial Benefit Base and Bonus Base are equal to 100% of your Eligible Purchase Payments, or $100,000. Your Bonus on the first anniversary is calculated as the Bonus Percentage (6%) multiplied by the Bonus Base ($100,000) which equals $6,000. On your first contract anniversary, your Benefit Base is adjusted to $106,000 which equals the greatest of your current Benefit Base ($100,000), your contract value ($103,000), or your Bonus plus your current Benefit Base ($6,000 + $100,000).

     Assume your Maximum Annual Withdrawal Percentage is 5%, then your Maximum Annual Withdrawal Amount if you were to start taking withdrawals after the 1st contract anniversary is 5% of the Benefit Base (5% x
     $106,000 = $5,300). Therefore, as of your 1st contract anniversary, you may take withdrawals of up to $5,300 each year as long as the Covered Person(s) is(are) alive and you do not take any excess withdrawals.

     EXAMPLE 2:


     Assume you elect MarketLock For Life Plus, you invest an initial Purchase Payment of $100,000, you make subsequent Purchase Payments of $120,000 in year 2, $30,000 in year 5, and $50,000 in year 6, and you take no withdrawals before the 6th contract anniversary. Assume further that on your 1st contract anniversary, your contract value is $103,000. Therefore, your Benefit Base and Bonus Base do not increase due to a maximum Anniversary Value. Your contract values, Benefit Bases, Bonus Bases, and Bonuses are given as follows:


-----------------------------------------------------------------------------------------------------
CONTRACT ANNIVERSARY    CONTRACT VALUE       BENEFIT BASE         BONUS BASE             BONUS
-----------------------------------------------------------------------------------------------------
         1st               $103,000            $106,000            $100,000             $6,000
-----------------------------------------------------------------------------------------------------
         2nd               $223,000            $218,000            $200,000             $12,000
-----------------------------------------------------------------------------------------------------
         3rd               $223,000            $230,000            $200,000             $12,000
-----------------------------------------------------------------------------------------------------
         4th               $223,000            $242,000            $200,000             $12,000
-----------------------------------------------------------------------------------------------------
         5th               $253,000            $285,800            $230,000             $13,800
-----------------------------------------------------------------------------------------------------
         6th               $303,000            $299,600            $230,000             $13,800
-----------------------------------------------------------------------------------------------------

     Since the Benefit Base equals the Benefit Base at the beginning of that Benefit Year plus the subsequent Eligible Purchase Payments made in year 2, your new Benefit Base at the time of deposit equals $206,000 ($106,000 + $100,000). $20,000 of the $120,000 Purchase Payment is considered Ineligible Purchase Payments because it exceeds the Eligible Purchase Payment made in the 1st contract year (100% of $100,000). On your 2nd contract anniversary, your Bonus is $12,000 (6% X $200,000) and your Benefit Base equals $218,000 ($206,000 + $12,000). Assuming your Maximum Annual Withdrawal Percentage at that time is 5%, then your Maximum Annual Withdrawal Amount would be $10,900 if you were to start taking withdrawals after the 2nd contract anniversary (5% of the $218,000 Benefit Base). However, continuing to assume you do not take any withdrawals in years 3 and 4, your Benefit Base will increase by your Bonus and as a result, your Maximum Annual Withdrawal Amount will also increase. After your Purchase Payment of $30,000 in year 5, your new Benefit Base equals $272,000 ($242,000 + $30,000). On your 5th contract anniversary, your Bonus Base is $230,000 and your Bonus equals $13,800 ($230,000 X 6%). Your Benefit Base equals $285,800 ($272,000 + $13,800). Any Purchase Payments made on or after your 5th contract anniversary are considered Ineligible Purchase Payments. Therefore, your $50,000 Purchase Payment in year 6 will not increase the Benefit Base, Bonus Base, or Bonus. A maximum Anniversary Value is not attained on the 6th contract anniversary since the contract value of $303,000 is reduced by Ineligible Purchase Payments of $70,000 ($20,000 + $50,000). Therefore, your Benefit Base is $299,600
     ($285,800 + $13,800). If you were to start taking withdrawals after the 6th contract anniversary, and your Maximum Annual Withdrawal Percentage at that time remains at 5%, your Maximum Annual Withdrawal Amount would be $14,980 (5% of the $299,600 Benefit Base). If you do not take any Excess Withdrawals and begin taking withdrawals as of the 6th contract anniversary, you may take up to $14,980 each year as long as the Covered Person(s) is (are) alive.

     EXAMPLE 3:


     Assume you elect MarketLock For Life Plus and you invest a single Purchase Payment of $100,000, and you make no additional Purchase Payments. Assume that your contract values, Benefit Bases, Bonus Bases, and Bonuses are as follows:


-----------------------------------------------------------------------------------------------------
CONTRACT ANNIVERSARY    CONTRACT VALUE       BENEFIT BASE         BONUS BASE             BONUS
-----------------------------------------------------------------------------------------------------
         1st               $103,000            $106,000            $100,000             $6,000
-----------------------------------------------------------------------------------------------------
         2nd               $115,000            $115,000            $115,000              N/A*
-----------------------------------------------------------------------------------------------------
         3rd               $107,000            $121,900            $115,000             $6,900
-----------------------------------------------------------------------------------------------------
         4th               $110,000            $128,800            $115,000             $6,900
-----------------------------------------------------------------------------------------------------
         5th               $140,000            $140,000            $140,000              N/A*
-----------------------------------------------------------------------------------------------------
         6th               $145,000            $148,400            $140,000             $8,400
-----------------------------------------------------------------------------------------------------

     * The Benefit Base calculated based on the maximum anniversary value is greater than the Bonus plus the Benefit Base; therefore, the Bonus Base and Benefit Base are increased to the current anniversary value, and the Benefit Base is not increased by the Bonus.

     On your 6th contract anniversary, your contract value is $145,000, and your Benefit Base is stepped-up to $148,400 and Bonus Base remains unchanged. Assume your Maximum Annual Withdrawal Percentage is 5%, then your Maximum Annual Withdrawal Amount if you were to start taking withdrawals would be $7,420 (5% of the $148,400 Benefit Base). Therefore, if you do not take any excess withdrawals and begin taking withdrawals as of the 6th contract anniversary, you may take up to $7,420 each year as long as the Covered Person(s) is (are) alive.

     EXAMPLE 4 - IMPACT OF WITHDRAWALS IN EXCESS OF MAXIMUM ANNUAL WITHDRAWAL
                 AMOUNT:


     Assume you elect MarketLock For Life Plus, and you invest a single Purchase Payment of $100,000 with no additional Purchase Payments and no withdrawals before the 6th contract anniversary. Contract values, Benefit Base values, Bonus Base values, and Bonus amounts are as described in EXAMPLE 3 above. Also assume that during your 7th contract year, after your 6th contract anniversary, your contract value is $107,920 and you make a withdrawal of $11,440. Because the withdrawal is greater than your Maximum Annual Withdrawal Amount ($7,420), this withdrawal includes an Excess Withdrawal. In this case, the amount of the Excess Withdrawal is the total amount of the withdrawal less your Maximum Annual Withdrawal Amount ($11,440 - $7,420), or $4,020. First, we process the portion of your withdrawal that is not the Excess Withdrawal, which is $7,420. Your contract value after this portion of the withdrawal is $100,500 ($107,920 - $7,420), but your Benefit Base and Bonus Base are unchanged. Next, we recalculate your Benefit Base, Bonus Base and Bonus by reducing the Benefit Base and Bonus Base by the proportion by which the contract value was reduced by the Excess Withdrawal ($4,020/$100,500 = 4%). The Benefit Base is adjusted to $142,464 ($148,400 minus 4% of $148,400 equals $5,936). The Bonus Base is adjusted to $134,400($140,000 minus 4% of $140,000 equals $5,600). Your new
     Bonus is 6% of your new Bonus Base (6% X $134,400), which equals $8,064. Your new Maximum Annual Withdrawal Amount is your Benefit Base multiplied by your Maximum Annual Withdrawal Percentage ($142,464 X 5%), which equals $7,123.20. Therefore, if you do not take additional excess withdrawals, you may take up to $7,123.20 each year as long as the Covered Person(s) is(are) alive.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
 APPENDIX C - STATE CONTRACT AVAILABILITY AND/OR VARIATIONS OF CERTAIN FEATURES
                                  AND BENEFITS
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------
      PROSPECTUS PROVISION                         AVAILABILITY OR VARIATION                         STATES
------------------------------------------------------------------------------------------------------------------
 Transfer Privilege                Any transfer over the limit of 15 will incur a $10          Pennsylvania
                                   transfer fee.                                               Texas
------------------------------------------------------------------------------------------------------------------
 Administration Charge             Contract Maintenance Fee is $30.                            New Mexico
                                                                                               North Dakota
------------------------------------------------------------------------------------------------------------------
 Administration Charge             Charge will be deducted pro-rata from variable portfolios   Washington
                                   only. If Purchase Payments are allocated among Fixed
                                   Accounts only, no charge will be deducted.
------------------------------------------------------------------------------------------------------------------
 Amount at Full Surrender          You will receive the benefit of a free withdrawal upon      Washington
                                   full surrender.
------------------------------------------------------------------------------------------------------------------
 Minimum Contract Value            The Minimum Contract Value is $2,000.                       Texas
------------------------------------------------------------------------------------------------------------------
 MarketLock For Life Plus          Charge will be deducted pro-rata from Variable Portfolios   Oregon
                                   only. If Purchase Payments are allocated among Fixed        Texas
                                   Accounts only, no charge will be deducted.                  Washington
------------------------------------------------------------------------------------------------------------------
 MarketLock For Life Plus          You may elect, the current Maximum Annual Withdrawal        Oregon
                                   Amount to be received monthly
------------------------------------------------------------------------------------------------------------------
 Free Look                         If you reside in Arizona and are age 65 or older on your    Arizona
                                   Contract Date, the Free Look period is 30 days
------------------------------------------------------------------------------------------------------------------
 Free Look                         If you reside in California and are age 60 or older on      California
                                   your Contract Date, the Free Look period is 30 days.
------------------------------------------------------------------------------------------------------------------
 Death Benefits                    The standard death benefit is only available to contract    Washington
                                   owners or continuing spouses who are age 82 and younger.
                                   The Purchase Payment Accumulation Option death benefit is
                                   not available.
------------------------------------------------------------------------------------------------------------------
 Withdrawals                       The minimum amount that must remain after a partial         Texas
                                   withdrawal is $2,000.
------------------------------------------------------------------------------------------------------------------
 Systematic Withdrawal             Minimum withdrawal amount is $250 per withdrawal.           Minnesota
                                                                                               Oregon
------------------------------------------------------------------------------------------------------------------
 Premium Tax                       We deduct premium tax charges of 0.50% for qualified        California
                                   contracts and 2.35% for non-qualified contracts when you
                                   surrender your contract or begin the Income Phase.
------------------------------------------------------------------------------------------------------------------
 Premium Tax                       We deduct premium tax charges of 0% for qualified           Maine
                                   contracts and 2.0% for non-qualified contracts when you
                                   make a Purchase Payment.
------------------------------------------------------------------------------------------------------------------
 Premium Tax                       We deduct premium tax charges of 0% for qualified           Nevada
                                   contracts and 3.5% for non-qualified contracts when you
                                   surrender your contract or begin the Income Phase.
------------------------------------------------------------------------------------------------------------------
 Premium Tax                       For the first $500,000 in the contract, we deduct premium   South Dakota
                                   tax charges of 0% for qualified contracts and 1.25% for
                                   non-qualified contracts when you make a Purchase Payment.
                                   For any amount in excess of $500,000 in the contract, we
                                   deduct front-end premium tax charges of 0% for qualified
                                   contracts and 0.80% for non-qualified contracts when you
                                   make a Purchase Payment.
------------------------------------------------------------------------------------------------------------------
 Premium Tax                       We deduct premium tax charges of 1.0% for qualified         West Virginia
                                   contracts and 1.0% for non-qualified contracts when you
                                   surrender your contract or begin the Income Phase.
------------------------------------------------------------------------------------------------------------------
 Premium Tax                       We deduct premium tax charges of 0% for qualified           Wyoming
                                   contracts and 1.0% for non-qualified contracts when you
                                   make a Purchase Payment.
------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------

   Please forward a copy (without charge) of the Seasons Advisor(III) Variable Annuity Statement of Additional Information to:

             (Please print or type and fill in all information.)

        ----------------------------------------------------------------
        Name

        ----------------------------------------------------------------
        Address

        ----------------------------------------------------------------
        City/State/Zip

Date:                                 Signed:
-----------------------------------   -----------------------------------

   Return to: AIG SunAmerica Life Assurance Company, Annuity Service Center, P.O. Box 54299, Los Angeles, California 90054-0299
--------------------------------------------------------------------------------

                          PART C -- OTHER INFORMATION

ITEM 24.  FINANCIAL STATEMENTS AND EXHIBITS

(a) Financial Statements

The following financial statements are included in Part B of the Registration
Statement:

[TO BE UPDATED BY AMENDMENT]

(b) Exhibits


(1)   Resolutions Establishing Separate Account........................   1
(2)   Custody Agreements...............................................   Not
                                                                          Applicable
(3)   (a)  Form of Distribution Contract...............................   1
                                                                          1
      (b)  Form of Selling Agreement...................................
(4)   (a)  Individual Variable Annuity Contract........................   6
                                                                          6
      (b)  Endorsement.................................................
                                                                          6
      (c)  Purchase Payment Accumulation Optional Death Benefit
           Endorsement.................................................
                                                                          6
      (d)  Maximum Anniversary Value Optional Death Benefit
           Endorsement.................................................
                                                                          6
      (e)  Optional Guaranteed Minimum Withdrawal Benefit Endorsement
           (GMWB with Bonus)...........................................
(5)   (a)  Form of Application for Contract............................   6
(6)   Corporate Documents of Depositor
                                                                          2
      (a)  Amended and Restated Articles of Incorporation of Depositor
           dated December 19, 2001.....................................
                                                                          3
      (b)  Articles of Amendment to the Amended and Restated Articles
           of Incorporation dated September 30, 2002...................
                                                                          2
      (c)  Amended and Restated By-Laws dated December 19, 2001........
(7)   Reinsurance Contract.............................................   Not
                                                                          Applicable
(8)   Material Contracts
                                                                          1
      (a)  Form of Seasons Series Trust Fund Participation Agreement...
(9)   Opinion of Counsel and Consent of Depositor......................   To Be Filed
                                                                          By Amendment
(10)  Consent of Independent Registered Public Accounting Firm.........   To Be Filed
                                                                          By Amendment
(11)  Financial Statements Omitted from Item 23........................   Not
                                                                          Applicable
(12)  Initial Capitalization Agreement.................................   Not
                                                                          Applicable
(13)  Other
                                                                          5
      (a)  Diagram and Listing of All Persons Directly or Indirectly
           Controlled By or Under Common Control with AIG SunAmerica
           Life Assurance Company, the Depositor of Registrant.........
                                                                          6
      (b)  Power of Attorney  -- AIG SunAmerica Life Assurance Company
           Directors...................................................
                                                                          4
      (c)  Support Agreement of American International Group, Inc......

---------------

1 Incorporated by reference to Pre-Effective Amendment No. 1 and Amendment No.
  1, File Nos. 333-08859 and 811-07727, filed on March 11, 1997, Accession No. 0000912057-97-008516.

2 Incorporated by reference to Post-Effective Amendment No. 1 and Amendment No.
  2, File Nos. 333-64338 and 811-07727, filed on April 15, 2002, Accession No. 0000950148-02-000996.

3 Incorporated by reference to Post-Effective Amendment No. 4 and Amendment No.
  5, File Nos. 333-92396 and 811-07727, filed on May 2, 2003, Accession No. 0000898430-03-002732.

4 Incorporated by reference to Post-Effective Amendment No. 11 and Amendment No.
  12, File Nos. 333-92396 and 811-07727, filed on August 29, 2005, Accession No. 0000950129-05-008799.

5 Incorporated by reference to Post-Effective Amendment No. 1 and Amendment No.
  2, File Nos. 333-137827 and 811-07727, filed on April 25, 2007, Accession No. 0000950148-07-000095.


6 Incorporated by reference to the Initial Registration Statement, File Nos.
  333-147007 and 811-07727, filed on October 30, 2007, Accession No.
  0000950148-07-000267.

ITEM 25.  DIRECTORS AND OFFICERS OF THE DEPOSITOR

(a) The officers and directors of AIG SunAmerica Life Assurance Company, Depositor, are listed below. Their principal business address is 1 SunAmerica Center, Los Angeles, California 90067-6022, unless otherwise noted.

NAME                                                                  POSITION
----                                                                  --------
Jay S. Wintrob                              Director, Chief Executive Officer
Jana W. Greer(1)                            Director and President
Michael J. Akers(2)                         Director and Senior Vice President
N. Scott Gillis(1)                          Director, Senior Vice President and Chief Financial Officer
Christopher J. Swift(3)                     Director
Edwin R. Raquel(1)                          Senior Vice President and Chief Actuary
Christine A. Nixon                          Senior Vice President and Secretary
Stewart R. Polakov(1)                       Senior Vice President and Controller
Mallary L. Reznik                           Senior Vice President and General Counsel
Timothy W. Still(1)                         Senior Vice President
Frank J. Julian(1)                          Vice President and Chief Compliance Officer
Gavin D. Friedman                           Vice President and Deputy General Counsel
Rodney A. Haviland(1)                       Vice President
Stephen Stone(1)                            Vice President
Monica Suryapranata(1)                      Vice President and Variable Annuity Product Controller
Edward T. Texeria(1)                        Vice President
Virginia N. Puzon                           Assistant Secretary

---------------

(1) 21650 Oxnard Street, Woodland Hills, CA 91367

(2) 2929 Allen Parkway, Houston, TX 77019

(3) 70 Pine Street, New York, NY 10270

ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH DEPOSITOR OR REGISTRANT

The Registrant is a separate account of AIG SunAmerica Life (Depositor). Depositor is a subsidiary of American International Group, Inc. ("AIG"). For a complete listing and diagram of all persons directly or indirectly controlled by or under common control with the Depositor or Registrant, see Exhibit 13(a). An organizational chart for AIG can be found in Form 10-K, SEC file number 001-08787, Accession Number 0000950123-07-003026 filed March 1, 2007.

ITEM 27.  NUMBER OF CONTRACT OWNERS

SALES OF THIS CONTRACT HAVE NOT YET BEGUN.

ITEM 28.  INDEMNIFICATION

Insofar as indemnification for liability arising under the Securities Act of 1933 ("Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

AIG SunAmerica Life Assurance Company

Section 10-851 of the Arizona Corporations and Associations law permits the indemnification of directors, officers, employees and agents of Arizona corporations. Article Eight of the Company's Restated Articles of Incorporation, as amended and restated (the "Articles") and Article Five of the Company's By-Laws ("By-Laws") authorize the indemnification of directors and officers to the full extent permitted by the laws, including the advance of expenses under the procedures set forth therein. In addition, the Company's officers and directors are covered by certain directors' and officers' liability insurance policies maintained by the

Company's parent. Reference is made to Section 10-851 of the Arizona Corporations and Associations Law, Article Eight of the Articles, and Article Five of the By-Laws.

Additionally, pursuant to the Distribution Agreement filed as Exhibit 3(a) to this Registration Statement, Depositor has agreed to indemnify and hold harmless AIG SunAmerica Capital Services, Inc. ("Distributor") for damages and expenses arising out of (1) any untrue statement or alleged untrue statement of a material fact contained in materials prepared by Depositor in conjunction with the offer and sale of the contracts, or Depositor's failure to comply with applicable law or other material breach of the Distribution Agreement. Likewise, the Distributor has agreed to indemnify and hold harmless Depositor and its affiliates, including its officers, directors and the separate account, for damages and expenses arising out of any untrue statement or alleged untrue statement of a material fact contained in materials prepared by Distributor in conjunction with the offer and sale of the contracts, or Distributor's failure to comply with applicable law or other material breach of the Distribution Agreement.

Pursuant to the Selling Agreement, a form of which was filed as Exhibit 3(b) to this Registration Statement, Depositor and Distributor are generally indemnified by selling broker/dealers firms from wrongful conduct or omissions in conjunction with the sale of the contracts.

ITEM 29.  PRINCIPAL UNDERWRITER

(a) AIG SunAmerica Capital Services, Inc. acts as distributor for the following investment companies:

    AIG SunAmerica Life Assurance Company -- Variable Separate Account
    AIG SunAmerica Life Assurance Company -- Variable Annuity Account One
    AIG SunAmerica Life Assurance Company -- Variable Annuity Account Two
    AIG SunAmerica Life Assurance Company -- Variable Annuity Account Four
    AIG SunAmerica Life Assurance Company -- Variable Annuity Account Five
    AIG SunAmerica Life Assurance Company -- Variable Annuity Account Seven
    AIG SunAmerica Life Assurance Company -- Variable Annuity Account Nine First SunAmerica Life Insurance Company -- FS Variable Separate Account First SunAmerica Life Insurance Company -- FS Variable Annuity Account One First SunAmerica Life Insurance Company -- FS Variable Annuity Account Two First SunAmerica Life Insurance Company -- FS Variable Annuity Account Five First SunAmerica Life Insurance Company -- FS Variable Annuity Account Nine AIG Series Trust
    SunAmerica Series Trust
    SunAmerica Equity Funds
    SunAmerica Income Funds
    SunAmerica Focused Series, Inc.
    SunAmerica Money Market Funds, Inc.
    SunAmerica Senior Floating Rate Fund, Inc.

(b) Directors, Officers and principal place of business:

    OFFICER/DIRECTORS*    POSITION
    ------------------    --------
    Peter A. Harbeck      Director
    James T. Nichols      Director, President & Chief Executive Officer
    Debbie Potash-Turner  Senior Vice President & Chief Financial Officer
    Frank Curran          Controller
    Joseph D. Neary       Chief Compliance Officer
    John T. Genoy         Vice President
    Mallary L. Reznik**   Vice President
    Kathleen S. Stevens   Manager, Compliance
    Christine A. Nixon**  Secretary
    Virginia N. Puzon**   Assistant Secretary

---------------

 * Unless otherwise indicated, the principal business address of AIG SunAmerica Capital Services, Inc. and of each of the above individuals is Harborside Financial Center, 3200 Plaza 5, Jersey City, New Jersey 07311.

** Principal business address is 1 SunAmerica Center, Los Angeles, California
   90067.

(c) AIG SunAmerica Capital Services, Inc. retains no compensation or commissions from the Registrant.

ITEM 30.  LOCATION OF ACCOUNTS AND RECORDS

All of the accounts, books, records or other documents required to be kept by
Section 31(a) of the Investment Company Act of 1940 and its rules are maintained by Depositor at 21650 Oxnard Ave., Woodland Hills, California 91367.

ITEM 31.  MANAGEMENT SERVICES

Not Applicable.

ITEM 32.  UNDERTAKINGS

General Representations
------------------------

The Registrant and its Depositor are relying upon Rule 6c-7 of the Investment Company Act of 1940 with respect to annuity contracts offered as funding vehicles to participants in the Texas Optional Retirement Program, and the provisions of Paragraphs (a) - (d) of the Rule have been complied with.

The Registrant hereby represents that it is relying on the No-Action Letter issued by the Division of Investment Management to the American Council of Life Insurance dated November 28, 1988 (Commission Ref. No. IP-6-88). Registrant has complied with conditions one through four on the No-Action Letter.

Depositor represents that the fees and charges to be deducted under the Contracts described in the prospectus contained in this Registration Statement, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Depositor in accordance with Section 26(f)(2)(A) of the Investment Company Act of 1940.

Undertakings of the Registrant
-------------------------------

Registrant undertakes to: (a) file post-effective amendments to this Registration Statement as frequently as is necessary to ensure that the audited financial statements in the Registration Statement are never more than 16 months old for so long as payments under the variable annuity Contracts may be accepted; (b) include either (1) as part of any application to purchase a contract offered by the prospectus forming a part of the Registration Statement, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the prospectus that the Applicant can remove to send for a Statement of Additional Information; and (c) deliver any Statement of Additional Information and any financial statements required to be made available under this Form N-4 promptly upon written or oral request.

                                   SIGNATURES


As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, Variable Annuity Account Five has caused this Pre-Effective Amendment No. 1 and Amendment No. 1 to its Registration Statement on Form N-4 (File No. 333-147007) to be signed on its behalf, in the City of Los Angeles, and State of California, on this 19th day of November, 2007.


                                       VARIABLE ANNUITY ACCOUNT FIVE
                                       (Registrant)

                                       By: AIG SUNAMERICA LIFE ASSURANCE COMPANY

                                       By:         /s/ JAY S. WINTROB
                                         ---------------------------------------
                                         JAY S. WINTROB, CHIEF EXECUTIVE OFFICER

                                       By: AIG SUNAMERICA LIFE ASSURANCE COMPANY
                                           (Depositor)

                                       By:         /s/ JAY S. WINTROB
                                         ---------------------------------------
                                         JAY S. WINTROB, CHIEF EXECUTIVE OFFICER

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


                    SIGNATURE                                            TITLE                               DATE
                    ---------                                            -----                               ----

*JAY S. WINTROB                                           Chief Executive Officer & Director          November 19, 2007
------------------------------------------------             (Principal Executive Officer)
JAY S. WINTROB


*MICHAEL J. AKERS                                          Senior Vice President & Director           November 19, 2007
------------------------------------------------
MICHAEL J. AKERS


*N. SCOTT GILLIS                                                Senior Vice President,                November 19, 2007
------------------------------------------------          Chief Financial Officer & Director
N. SCOTT GILLIS                                              (Principal Financial Officer)


*JANA W. GREER                                                   President & Director                 November 19, 2007
------------------------------------------------
JANA W. GREER


*CHRISTOPHER J. SWIFT                                                  Director                       November 19, 2007
------------------------------------------------
CHRISTOPHER J. SWIFT


*STEWART R. POLAKOV                                       Senior Vice President & Controller          November 19, 2007
------------------------------------------------            (Principal Accounting Officer)
STEWART R. POLAKOV


/s/ MANDA GHAFERI                                                  Attorney-in-Fact                   November 19, 2007
------------------------------------------------
*MANDA GHAFERI

                                 EXHIBIT INDEX


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